Exhibit 2.1
Execution Version

Agreement and Plan of Merger By and Among APA Corporation, Astro Comet Merger Sub Corp., and Callon Petroleum Company

January 3, 2024

Section 8.12 Construction	77
Section 8.13 Certain Definitions	78
Section 8.14 Financing Provisions	94

ANNEXES
Annex I    Index of Defined Terms

v

Agreement and Plan of Merger
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on January 3, 2024, by and among APA Corporation, a Delaware corporation (“Parent”), Astro Comet Merger Sub Corp., a Delaware corporation and a wholly owned, direct Subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), and Callon Petroleum Company, a Delaware corporation (the “Company”).
Recitals
WHEREAS, the Parent Parties and the Company intend to effect, at the Effective Time, the merger (the “Merger”) of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in accordance with this Agreement and the General Corporation Law of the State of Delaware, as amended (the “DGCL”);
WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, the Company and the holders of Company Common Stock (the “Company Stockholders”), (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement (the recommendation referred to in this clause (c), the “Company Recommendation”);
WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Parent and the holders of Parent Common Stock (the “Parent Stockholders”), (b) approved and declared advisable this Agreement, the Stock Issuance and the other transactions contemplated by this Agreement and (c) resolved to recommend that the Parent Stockholders approve the issuance of shares of Parent Common Stock in connection with the Merger (the “Stock Issuance” and the recommendation referred to in this clause (c), the “Parent Recommendation”);
WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) recommended that its sole stockholder adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement (such consent, the “Parent Consent”);
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Reorganization Treatment”); and
WHEREAS, the Parent Parties and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

THE MERGER
Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation as a wholly owned, direct Subsidiary of Parent. On the Closing Date, the Company and Parent shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL to effect the Merger. The Merger shall become effective upon such filing and acceptance of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Parent and the Company and as set forth in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).
Section 1.2    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the provisions of the DGCL, including that, at the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 1.3    Closing. The consummation of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002 on a date to be mutually agreed upon by Parent and the Company (the “Closing Date”), which date shall be no later than the third Business Day after either the Company or Parent delivers notice to the other that the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Parent and the Company shall mutually agree.
Section 1.4    Organizational Documents. At the Effective Time, the certificate of incorporation and bylaws of the Company shall be amended and restated in their entirety to be in substantially the form of the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time. The certificate of incorporation and bylaws of Merger Sub, as amended and restated pursuant to the immediately preceding sentence, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter duly amended as provided therein or by applicable Law.
Section 1.5    Directors and Officers. Subject to applicable Law, the parties shall take all actions necessary such that the persons who are the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, and such initial directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Section 1.6    Effect on Capital Stock.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of capital stock thereof:

(i)    each share of common stock, $0.01 par value, of the Company (the “Company Common Stock”) held immediately prior to the Effective Time directly by Parent or Merger Sub or by the Company (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)    subject to Section 1.6(b) and Section 1.6(c), each share of Company Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time shall be converted into the right to receive from Parent 1.0425 fully paid and nonassessable shares of common stock, $0.625 par value, of Parent (the “Parent Common Stock”).
The number of shares of Parent Common Stock into which each share of Company Common Stock shall be converted, as specified in Section 1.6(a)(ii) (as such number may be adjusted in accordance with Section 1.6(b)), is referred to as the “Exchange Ratio.” The aggregate number of shares of Parent Common Stock issuable pursuant to Section 1.6(a)(ii), together with any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.6(c), is referred to as the “Merger Consideration.”
(b)    Without limiting the Company’s obligations under Section 4.1, including Section 4.1(b)(i), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock or Parent Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.
(c)    No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Parent Common Stock. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Merger (after taking into account all shares of Company Common Stock held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) or Book-Entry Common Shares, be paid in cash the dollar amount specified by Section 1.8(f).
(d)    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of capital stock thereof, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
Section 1.7    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and (i) each certificate formerly representing any share of Company Common Stock (other than an Excluded Share) (a “Company Stock

Certificate”) and (ii) each Book-Entry Common Share formerly representing any share of Company Common Stock (other than an Excluded Share) shall represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1.6 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.8(c), and all holders of Company Stock Certificates or Book-Entry Common Shares shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.
Section 1.8    Exchange Fund; Exchange of Certificates.
(a)    Prior to the Closing Date, Parent and the Company shall mutually select a bank or trust company, which may be the transfer agent for the Parent Common Stock, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, Parent shall enter into an agreement with the Exchange Agent, which will provide that, at or prior to the Effective Time, Parent shall deposit with the Exchange Agent all of the shares of Parent Common Stock to pay the aggregate Merger Consideration pursuant to Section 1.6(a)(ii) and Section 1.8(f). The shares of Parent Common Stock so deposited with the Exchange Agent, together with (i) any dividends or distributions received by the Exchange Agent with respect to such shares and (ii) proceeds received from the sale of the Parent Excess Shares pursuant to Section 1.8(f), are referred to collectively as the “Exchange Fund.”
(b)    As soon as practicable after the Effective Time, but in no event more than five (5) Business Days after the Closing Date, Parent shall cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Parent Common Stock, as provided in Section 1.6, and any cash in lieu of a fractional share which the shares of Company Common Stock represented by such Company Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 1.8(c). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate shall be entitled to receive in book-entry form the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Parent Common Stock), as well as any dividends or distributions to be paid pursuant to Section 1.8(c), and (B) the Company Stock Certificate so surrendered shall be immediately canceled.
(c)    No dividends or other distributions declared with respect to the Parent Common Stock shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article I. After the surrender of a Company Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Company Stock Certificate have been converted into the right to receive.

(d)    Until surrendered as contemplated by this Section 1.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by this Article I and any distribution or dividend with respect to Parent Common Stock the record date for which is after the Effective Time.
(e)    In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, shares in book-entry form representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Parent Common Stock to a Person other than the registered holder of such Company Stock Certificate or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Parent Common Stock require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.
(f)    (i)    As promptly as practicable following the Effective Time, the Exchange Agent shall (A) determine the number of whole shares of Parent Common Stock and the number of fractional shares of Parent Common Stock that each holder of Company Common Stock is entitled to receive in connection with the consummation of the Merger and (B) aggregate all such fractional shares of Parent Common Stock that would, except as provided in Section 1.6(c), be issued to the holders of Company Common Stock, rounding up to the nearest whole number (the “Parent Excess Shares”), and the Exchange Agent shall, on behalf of former stockholders of the Company, sell the Parent Excess Shares at then-prevailing prices on the Nasdaq Global Select Market (“Nasdaq”), all in the manner provided in Section 1.8(f)(ii).
(ii)    The sale of the Parent Excess Shares by the Exchange Agent shall be executed on Nasdaq through one or more member firms of Nasdaq and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Parent Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable and consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the “Company Common Stock Trust”). Parent shall pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar Taxes imposed on a holder of Company Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Parent Excess Shares. The Exchange Agent shall determine the portion of the Company Common Stock Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Company Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock is entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock are entitled.

(iii)    As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders, subject to and in accordance with the terms of this Section 1.8.
(iv)    The parties acknowledge that payment of cash in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.
(g)    Any portion of the Exchange Fund that remains undistributed to stockholders of the Company as of the date six (6) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not surrendered their Company Stock Certificates to the Exchange Agent in accordance with this Section 1.8 and any holders of Book-Entry Common Shares who have not cashed any check payable to them in accordance with Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions to be paid pursuant to Section 1.8(c), subject to applicable abandoned property law, escheat laws or similar Laws.
(h)    Each of the Exchange Agent, Parent, the Surviving Corporation and any other withholding agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax Law or under any other applicable Law. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. If withholding is taken in shares of Parent Common Stock, the relevant withholding agent shall be treated as having sold such shares of Parent Common Stock on behalf of the applicable Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.
(i)    No Parent Party shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any share of Company Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Company Stock Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any such shares of Parent Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity), any shares of Parent Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Company Stock Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(j)    No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares, or any unpaid dividends or distributions payable to holders of Company Common Stock.
Section 1.9    Book-Entry Common Shares.
(a)    Subject to applicable provisions of Section 1.8, with respect to Book-Entry Common Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Company Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.6(c), if any) and any dividends or distributions that DTC has the right to receive pursuant to Section 1.8(c), and cancel such Book-Entry Common Shares.
(b)    Subject to applicable provisions of Section 1.8, Parent, without any action on the part of any holder, will cause the Exchange Agent to (i) issue, as of the Effective Time, to each holder of Book-Entry Common Shares not held through DTC (other than Excluded Shares) that number of book-entry whole shares of Parent Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares and (ii) mail to each holder of Book-Entry Common Shares (other than Excluded Shares) a check in the amount of any cash payable in respect of the holder’s Book-Entry Common Shares pursuant to Section 1.6(c) and any dividends or distributions to be paid pursuant to Section 1.8(c).
Section 1.10    No Appraisal Rights. No appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.
Section 1.11    Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub or the Company and otherwise) to take such action.
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in (a) the Company SEC Documents furnished to or filed with the SEC after January 1, 2023 and available on EDGAR at least twenty-four (24) hours prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by the Company to the Parent Parties prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on its face), the Company represents and warrants to the Parent Parties as follows:
Section 2.1    Due Organization; Subsidiaries.
(a)    The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Each of the Company Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company Subsidiary is in material violation of its Company Organizational Documents.
(c)    The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of the Company and each Company Subsidiary that constitutes a “significant subsidiary” of the Company as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Company Organizational Documents”). The Company is not in material violation of its Company Organizational Documents.
(d)    Section 2.1(d) of the Company Disclosure Letter sets forth the capital stock, equity interests or other direct or indirect ownership interests in any other Person owned by the Company or any of the Company Subsidiaries other than capital stock, equity interests or other direct or indirect ownership interests of direct or indirect wholly owned Company Subsidiaries. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of the Company, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such Person) and nonassessable (if such Person is a corporate entity) and (ii) are owned by the Company, by one or more Company Subsidiaries or by the Company and one or more of the Company Subsidiaries, in each case free and clear of all Encumbrances.
Section 2.2    Authority; Binding Nature of Agreement.
(a)    The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company (other than, with respect to the Merger, the receipt of the Company Stockholder Approval).
(b)    The Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) resolved to make the Company Recommendation. Except in connection with a Company Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Company Board have not been rescinded, modified or withdrawn in any way.

(c)    This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the Parent Parties, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).
Section 2.3    Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Merger and the other transactions contemplated by this Agreement as set forth herein.
Section 2.4    Capitalization.
(a)    The authorized capital stock of the Company consists of 130,000,000 shares of Company Common Stock and 2,500,000 shares of preferred stock, $0.01 par value (“Company Preferred Stock”).  As of January 2, 2024, (i) 66,474,525 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held in the Company’s treasury, (iii) 2,254,828 shares of Company Common Stock are issuable pursuant to Company Stock Plans, which include: 723,628 shares of Company Common Stock issuable in respect of Company RSUs, 150,000 shares of Company Common Stock issuable in respect of Company MSUs (assuming the maximum level of achievement in accordance with the terms of the applicable award agreements), 47,454 shares of Company Common Stock subject to Company Phantom Stock Units (including 47,454 shares of Company Common Stock covered by Company Phantom Stock Units that are cash-settled) and 1,333,746 shares of Company Common Stock reserved for the grant of additional awards under Company Stock Plans, (iv) (x) 481,250 Company Warrants were issued and outstanding, with an exercise price of $91.90 and (y) 481,250 shares of Company Common Stock were reserved for issuance pursuant to the Company Warrants and (v) no shares of Company Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Company Common Stock that may be issued pursuant to the exercise, settlement or vesting of Company RSUs and Company MSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iii) of this Section 2.4(a), there are no phantom equity interests or other contractual rights that are settleable in capital stock of the Company and there are no outstanding stock appreciation rights with respect to the capital stock of the Company. Other than Company Common Stock and Company Preferred Stock, there are no other authorized classes of capital stock of the Company. None of the Company’s Subsidiaries (the “Company Subsidiaries”) own any capital stock of the Company.
(b)    There are no voting trusts or other agreements or understandings to which the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any of their respective executive officers or directors is a party with respect to the voting of Company Common Stock or the capital stock or other equity interests of any of the Company Subsidiaries.
(c)    Other than the Company Long-Term Incentive Awards, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Company Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of the Company Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.
(d)    Section 2.4(d) of the Company Disclosure Letter (i) lists each of the Company Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Company Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Company Subsidiaries that are direct or indirect wholly owned Company Subsidiaries (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such Person) and nonassessable (if such entity is a corporate entity) and (B) are owned by the Company, by one or more of the Company Subsidiaries or by the Company and one or more of the Company Subsidiaries, in each case free and clear of all Encumbrances.
(e)    There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company or any of the Company Subsidiaries may vote.
Section 2.5    Governmental Filings; No Violations.
(a)    Other than the filings, notices, expirations or terminations of waiting periods or approvals required by (i) Section 1.1, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (iv) the New York Stock Exchange (the “NYSE”) or Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Company Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the Company Stockholder Approval, violate or conflict with any Laws or any Order applicable to the Company or any of the Company Subsidiaries or any of their respective assets or properties, (iii) except as described in

Section 2.5(b) of the Company Disclosure Letter and subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the Company Disclosure Letter, assuming the termination of the Company Credit Agreement prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of the Company or any of the Company Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which the Company or any of the Company Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of the Company Subsidiaries (including Parent and any of Parent’s Subsidiaries (the “Parent Subsidiaries”) following the Merger) except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.6    SEC Filings; Financial Statements.
(a)    All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by the Company or any of the Company Subsidiaries since January 1, 2022 (the “Company SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act (as the case may be), the NYSE and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b)    The financial statements (including related notes, if any) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Company Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2022 (the “Company Balance Sheet Date”) set forth in the Company’s Annual Report on Form 10-K filed with the SEC on February 23, 2023.
(c)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and the audit committee of the Company Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2022, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.
(d)    Since the Company Balance Sheet Date, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices.
(e)    Section 2.6(e) of the Company Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by the Company or any of the Company Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries (collectively, the “Company Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(e) of the Company Disclosure Letter identifies any such counterparty as to which, to the Knowledge of the Company, the Company or any of the Company Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. The Company and each of the Company Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since the Company Balance Sheet Date, there have been no material violations of the Company Risk Policies.
(f)    There are no outstanding loans or other extensions of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b 7 under the Exchange Act) or director of the Company.
Section 2.7    Absence of Changes. Since the Company Balance Sheet Date and through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.8    Absence of Undisclosed Liabilities. Since the Company Balance Sheet Date, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents, (b) liabilities that have been incurred by the Company or any of the Company Subsidiaries since the Company Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries, in the Company’s consolidated financial statements or the Company SEC Documents.
Section 2.9    Compliance with Laws; Regulation.
(a)    Each of the Company and the Company Subsidiaries and, with respect to any Oil and Gas Properties of the Company and the Company Subsidiaries that are operated by third parties, to the Knowledge of the Company, such third parties, is and, since December 31, 2020, has been conducting the businesses and operations of the Company and the Company Subsidiaries in compliance with all applicable Laws, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2020, neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Each of the Company and the Company Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 2.13) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Company Permits”), and all such Company Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by the Company of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Company Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    (i) Each of the Company and the Company Subsidiaries and, to the Knowledge of the Company, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) the Company is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
Section 2.10    Material Contracts.
(a)    All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.
(b)    Other than the Contracts set forth in Section 2.10(a) above which were filed in an unredacted form, Section 2.10(b) of the Company Disclosure Letter sets forth a correct and complete list, and the Company has made available to Parent correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which the Company or any of the Company Subsidiaries is a party or bound as of the date hereof:
(i)    each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of the Company or any of its Affiliates (including Parent and the Parent Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;
(ii)    each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $10,000,000 or (B) other Indebtedness of the Company or any of the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among the Company and the wholly owned Company Subsidiaries;
(iii)    each Contract for lease of personal property or real property (excluding Oil and Gas Leases entered into in the ordinary course of business consistent with past practice) involving annual payments in excess of $12,500,000 or aggregate payments in excess of $25,000,000 that are not terminable without penalty or other liability to the Company or any of the Company Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;
(iv)    each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of the Company and the Company Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from the Company or any Company Subsidiary exceeds $10,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business consistent with past practice;
(v)    each Contract for any Derivative Product;
(vi)    each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among the Company and/or its wholly owned Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company or any of the Company Subsidiaries;
(vii)    each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring the Company or any of the Company Subsidiaries to make annual expenditures in excess of $12,500,000 or aggregate payments in excess of $25,000,000 (in each case, net to the interest of the Company and the Company Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases entered into in the ordinary course of business consistent with past practice;
(viii)    each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which the Company or any of the Company Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of the Company and the Company Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of the Company Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of the Company or any of the Company Subsidiaries entered into in the ordinary course of business consistent with past practice;
(ix)    any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Company Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $12,500,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $25,000,000 in the aggregate after the date hereof;
(x)    any Contract that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of the Company or any of the Company Subsidiaries, in each case, involving annual payments in excess of $12,500,000 or aggregate payments in excess of $25,000,000 (excluding, for the avoidance of doubt, (A) Oil and Gas Leases and (B) customary joint operating agreements or unit agreements in effect as of the date of this Agreement affecting the Oil and Gas Properties of the Company or any of the Company Subsidiaries, in each case, entered into in the ordinary course of business consistent with past practice and that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole), or creates or would create an Encumbrance on any material asset or property of the Company or any of the Company Subsidiaries (other than Permitted Encumbrances);
(xi)    any Contract that (A) provides for midstream services to, or the sale by, the Company or any of the Company Subsidiaries of Hydrocarbons (1) in excess of 15,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years and (B) has a remaining term of greater than ninety (90) days and does not allow the Company or the Company Subsidiaries to terminate it without penalty to the Company or the Company Subsidiaries within ninety (90) days;
(xii)    any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from the Company or any Company Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $10,000,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $20,000,000 during the two (2)-year period following the date of this Agreement;
(xiii)    any Labor Agreement;
(xiv)    any Contract (other than Oil and Gas Leases entered into in the ordinary course of business consistent with past practice) pursuant to which the Company or any of the Company Subsidiaries has paid amounts associated with any Production Burden in excess of $12,500,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it and the Company Subsidiaries will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could, based on current projections, exceed $12,500,000 annually or $25,000,000 in the aggregate;
(xv)    any Contract that is between the Company or any of the Company Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of the Company’s capital stock (or any affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $120,000;
(xvi)    each Contract or Company Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets;
(xvii)    each Contract under which the Company or any of the Company Subsidiaries (A) grants any right, license, or covenant not to sue with respect to any material Intellectual Property (other than non-exclusive licenses granted to customers or vendors in the ordinary course of business) or (B) obtains any right, license, or covenant not to be sued with respect to any material Intellectual Property owned by any third party (other than licenses for commercial off-the-shelf software which are generally available on non-discriminatory pricing terms); or
(xviii)    each Contract     that is the subject of any Legal Proceeding individually that is reasonably expected to result in payments by the Company or any Company Subsidiary in excess of $2,000,000 and under which there are outstanding material obligations (including settlement agreements) of the Company or any Company Subsidiary.
(c)    The Contracts described in the foregoing Section 2.10(a) and Section 2.10(b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “Company Material Contracts”.
(d)    Each Company Material Contract is valid and binding on the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case subject to Enforceability Exceptions.
(e)    Neither the Company nor any of the Company Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of, or default under the terms of, any Company Material Contract, nor is any event of default (or similar term) continuing under any Company Material Contract, and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Company Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.11    Tax Matters.
(a)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:
(i)    all Tax Returns required to be filed by the Company or any of the Company Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;
(ii)    the Company and each of the Company Subsidiaries have timely paid or withheld all Taxes required to be paid or withheld by it;
(iii)    no deficiency for Taxes has been proposed, assessed or asserted in writing against the Company or any of the Company Subsidiaries that has not been settled, paid or withdrawn;
(iv)    the Company Balance Sheet reflects an adequate reserve in accordance with GAAP for all Taxes payable by the Company and the Company

Subsidiaries for all taxable periods (and portions thereof) through the Company Balance Sheet Date;
(v)    none of the Company Subsidiaries (A) has been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which the Company is or was the common parent) or (B) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor;
(vi)    no Taxes of the Company or any of the Company Subsidiaries are currently being contested and there are no audits or administrative or judicial proceedings pending or proposed in writing against the Company or any of the Company Subsidiaries in respect of Taxes;
(vii)    with respect to any taxable periods open for audit as of the date hereof, neither the Company nor any of the Company Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(viii)    there are no Encumbrances for Taxes on any of the assets of the Company or any of the Company Subsidiaries other than Permitted Encumbrances;
(ix)    neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger;
(x)    neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; and
(xi)    neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, Tax sharing, Tax indemnity or similar arrangement (other than any (x) commercial agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by the Company or any of the Company Subsidiaries, (y) commercial agreements providing for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by the Company or any of the Company Subsidiaries in the ordinary course of business and (z) credit or other commercial agreements entered into in the ordinary course of business the primary purposes of which do not relate to Taxes).
(b)    After reasonable diligence, neither the Company nor any of the Company Subsidiaries are aware of the existence of any fact, or have taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 2.12    Employee and Labor Matters; Benefit Plans.

(a)    Section 2.12(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Benefit Plan” means each: (i) employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) employee welfare benefit plan (as defined in Section 3(1) of ERISA), (iii) other pension, bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement or retiree plan, program or other retiree coverage or arrangement, fringe benefit and other benefit plan, program, Contract, arrangement or policy, and (iv) employment, executive compensation, change in control or severance plan, program, Contract, arrangement or policy, in each case, that is sponsored or maintained by the Company or any of the Company Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with the Company or any of the Company Subsidiaries within the meaning of Section 4001(b) of ERISA (each, a “Company ERISA Affiliate”) for the benefit of, or relating to, any former or current employee, officer or director of the Company or any of the Company Subsidiaries or as to which the Company or any Company ERISA Affiliate has any material liability. The Company has made available to Parent, true and complete copies of (A) the current plan document for each written material Company Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (B) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Company Benefit Plan required to make such a filing, (C) the most recent actuarial valuation for each Company Benefit Plan for which such a valuation was prepared and (D) the most recent favorable determination letter issued for each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code.
(b)    None of the Company Benefit Plans promises or provides post-termination or retiree medical or life insurance benefits to any former or current employee of the Company or any of the Company Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other state Law). None of the Company Benefit Plans are, or within the past six plan years have been, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA. All of the Company Benefit Plans have been established, operated, funded and maintained in all material respects in compliance with their terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan subject to Section 409A of the Code has been maintained in compliance with such provision in all material respects. Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of the Company, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan. No material liability under Title IV of ERISA or Section 412 of the Code has been incurred by the Company or any of the Company Subsidiaries (including on account of any Company ERISA Affiliate) that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by the Company or any of the Company Subsidiaries (including on account of any Company ERISA Affiliate) of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums). No Company Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. All material contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made. There are no pending or, to the

Knowledge of the Company, threatened claims by or on behalf of any of the Company Benefit Plans or otherwise relating to any Company Benefit Plan (other than routine claims for benefits).
(c)    The consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits due to, or acceleration in the timing of vesting or payment of any benefits or compensation payable in respect of, any employee, officer or director of the Company or any of the Company Subsidiaries, (ii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Benefit Plan, or (iii) limit or restrict the right of the Company or any of the Company Subsidiaries or, after the Closing, Parent, to merge, amend, or terminate any Company Benefit Plan.
(d)    No Company Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.
(e)    Neither the Company nor any of the Company Subsidiaries is party to or bound by any collective bargaining agreements and other labor-related agreements or arrangements with any union or other labor organization (collectively, “Labor Agreements”), and none are currently being negotiated. Neither the Company nor any of the Company Subsidiaries has any unions, employee representative bodies or other labor organizations which, to the Knowledge of the Company, represent any employees of the Company or any of the Company Subsidiaries with respect to their employment with the Company or any of the Company Subsidiaries.
(f)    There is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of the Company, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting the Company or any of the Company Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of the Company, threatened Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against the Company, any of the Company Subsidiaries or any Company Benefit Plan; in each case except for such Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g)    To the Knowledge of the Company, no current or former employee of the Company or any of the Company Subsidiaries at the level of Senior Vice President or above is in violation in any material respect, of any term or provision of any employment contract, Labor Agreement, confidentiality or other proprietary information disclosure contract arising out of or relating to such Person’s current or former employment or engagement by the Company or any of the Company Subsidiaries.
(h)    To the Knowledge of the Company, none of the Company’s or the Company Subsidiaries’ employment, labor, benefits or other policies or practices applicable to any current or former employee of the Company or any of the Company Subsidiaries are currently being audited or investigated by any Governmental Entity.
(i)    In the last five (5) years, none of the Company or any of the Company Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of the Company or any of the Company Subsidiaries at the level of Senior Vice President or above. To the Knowledge of the Company, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of the Company or any of the Company Subsidiaries at a level of Senior Vice President or above.
(j)    To the Knowledge of the Company, each individual who is currently providing services to the Company or any of the Company Subsidiaries, or who previously provided services to the Company or any of the Company Subsidiaries in the last three (3) years, as an individual independent contractor or consultant is or was properly classified and properly treated as such by the Company or the Company Subsidiaries.
(k)    The Company and the Company Subsidiaries have not implemented any “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act, as amended, since January 1, 2021, through the date hereof. To the Knowledge of the Company, the Company and the Company Subsidiaries have no plans to engage in any such mass layoff or plant closing, whether temporary or permanent, within the next six (6) months. The Company and the Company Subsidiaries, taken as a whole, have sufficient employees to operate the Company’s business as currently conducted and consistent with past practice.
Section 2.13    Environmental Matters.
(a)    Since December 31, 2020, each of the Company and the Company Subsidiaries has been, and currently is, in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and the Company Subsidiaries of all Permits required under applicable Environmental Laws for the operation of its business as currently conducted), except where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2020, the Company and the Company Subsidiaries have not received any written notice from a Governmental Entity or any other Person alleging that the Company and the Company Subsidiaries are not in such compliance, except for matters that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    There has been no Release of any Hazardous Materials by the Company or any of the Company Subsidiaries in violation of Environmental Law in a manner that has given or would reasonably be expected to give rise to liability of the Company or any of the Company Subsidiaries under Environmental Law which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    There is no Environmental Claim pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)    The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any financial assurance, bond, letter of credit, or similar instrument required for the operations of the Company or its Subsidiaries under any Environmental Law or Permits required under Environmental Law, except where failure to complete or conduct any such filings, notifications or actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.14    Reserve Reports. The factual, non-interpretive data relating to the Oil and Gas Properties of the Company and the Company Subsidiaries on which the report of DeGolyer and MacNaughton (“D&M”) regarding its independent audit, as of December 31, 2022, of certain of the proved Hydrocarbon reserves of the Company and the Company Subsidiaries referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Company Reserve Report”) was based was complete and accurate at the time such data was provided to D&M for use in the Company Reserve Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no material errors in the assumptions and estimates used by D&M in connection with the preparation of the Company Reserve Report. The proved Hydrocarbon reserve estimates of the Company and the Company Subsidiaries set forth in the Company Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of the Company and the Company Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The estimates of proved Hydrocarbon reserves provided to D&M in connection with the preparation of the Company Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.
Section 2.15    Legal Proceedings; Orders. There is no pending Legal Proceeding (other than as may arise under Antitrust Laws after the date hereof with respect to the transactions contemplated by this Agreement) and, within the past twelve (12) months, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding, against the Company or any of the Company Subsidiaries or any of the assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Order to which the Company or any of the Company Subsidiaries, or any of the assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.16    Title to Properties.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Company Reserve Report relating to the interests of the Company and the Company Subsidiaries referred to therein or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, the Company and the Company Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and as attributable to interests owned by the Company and the Company Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of the Company Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of the Company Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates the Company (or one or more of the Company Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Company Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each Oil and Gas Lease of the Company or any of the Company Subsidiaries (i) constitutes the valid and binding obligation of the Company or the Company Subsidiaries and, to the Knowledge of the Company, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of the Company or the Company Subsidiaries and, to the Knowledge of the Company, each of the other parties thereto, in accordance with its terms. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto, has performed in all respects all obligations required to be performed by it under each Oil and Gas Lease of the Company or any of the Company Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is not, to the Knowledge of the Company, under any Oil and Gas Lease of the Company or any of the Company Subsidiaries, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and (ii) to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any notice of any violation or breach of, default under or intention to cancel, terminate, modify or not renew any Oil and Gas Lease of the Company or any of the Company Subsidiaries.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of the Company or any of the Company Subsidiaries, (i) the Company and the Company Subsidiaries have good, valid and defensible title to all real property owned by the Company or any of the Company Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of the Company Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which the Company or any of the Company Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Company Leased Real Property (each, a “Company Real Property Lease”), to the Knowledge of the Company, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither the Company nor any of the Company Subsidiaries, or to the Knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of the Company or any of the Company Subsidiaries, Company Owned Real Property or Company Leased Real Property.
(d)    There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Company Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Company Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and the wholly-owned Company Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. Neither the Company nor any of the Company Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Company Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Company Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. The Company Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of the Company and the Company Subsidiaries.
(e)    Except (i) for amounts being held in suspense (by the Company, any of the Company Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Company SEC Documents or as a result of the ongoing preparation and approval of division order title opinions for recently drilled Wells or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and the Company Subsidiaries are being received by such selling Persons in a timely manner. Neither the Company nor any of the Company Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of the Company or any of the Company Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and to the Knowledge of the Company, all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of the Company or any of the Company Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of the Company or any of the Company Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law.
(g)    No Oil and Gas Properties of the Company or any of the Company Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by the Company or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h)    As of the date of this Agreement, and except as provided for in the Company Budget, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on the Company, the Company Subsidiaries or any of their respective Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or any of the Company Subsidiaries in excess of $25,000,000 (net to the interest of the Company and the Company Subsidiaries).
(i)    Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there are no Wells that constitute a part of the Oil and Gas Properties of the Company or any of the Company Subsidiaries in respect of which the Company or any of the Company Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.
(j)    All Oil and Gas Properties operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, and the Company and its Subsidiaries have used all commercially reasonable efforts (i) to maintain all Oil and Gas Leases and Oil and Gas Properties for current and future operations and (ii) to meet any and all drilling obligations provided for in any and all agreements and contracts covering the Oil and Gas Leases and Oil and Gas Properties, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.17    Intellectual Property; IT and Privacy.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries solely and exclusively own all of the Company IP, and, to the Knowledge of the Company, hold their rights in the Licensed IP, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances), (ii) all registrations, issuances, and applications for registration or issuance of material Company IP comprising trademarks, patents, copyrights, and domain names are subsisting and valid and, to the Knowledge of the Company, are enforceable, (iii) each of the Company and the Company Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of the Company and the Company Subsidiaries as currently conducted; (iv) to the Knowledge of the Company, the conduct of the business of the Company and each of the Company Subsidiaries, since December 31, 2020, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; (v) to the Knowledge of the Company, since December 31, 2020, no Person has challenged, infringed, misappropriated, or otherwise violated any Company IP or any rights of the Company or any Company Subsidiary in any Licensed IP; (vi) neither the Company nor Company Subsidiary is subject to any Legal Proceeding, nor, to the Knowledge of the Company, is any Legal Proceeding threatened against the Company or any Company Subsidiary, with respect to any Intellectual Property owned, used, or held for use by the Company or any Company Subsidiary or alleging that any services provided, processes used, or products manufactured, used, imported, offered for sale, or sold by the Company or any Company Subsidiary infringes, misappropriates, or otherwise violates any Intellectual Property rights of any Person, (vii) the Company and the Company Subsidiaries have taken commercially reasonable actions to maintain, enforce, and protect all Company IP and none of the Company IP has been adjudged invalid or unenforceable in whole or in part, and (viii) each of the Company and the Company Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by the Company and the Company Subsidiaries, and, since December 31, 2020, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by the Company or any of the Company Subsidiaries. As used herein, “Company IP” means any and all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary; and “Licensed IP” means any and all Intellectual

Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any Company Subsidiary.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2020: (i) there has been no failure in, or disruptions of, its Software or information technology (“IT”) assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) and the IT assets operate and perform in a manner that permits the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted; (ii) each of the Company and the Company Subsidiaries has been and is in compliance with applicable Laws and its privacy policies and contractual obligations regarding data privacy and security; (iii) each of the Company and the Company Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of the Company, no Person has committed an unauthorized access, breach, modification, corruption, use or exfiltration, including any such access, breach, modification, corruption, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for the Company or any of the Company Subsidiaries, or personal information or business information possessed or controlled by or on behalf of the Company or any of the Company Subsidiaries; and (v) since December 31, 2020, neither the Company nor any of the Company Subsidiaries have provided or been required to provide breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity or other Person, in the case of such notices alleging noncompliance with, or a violation by the Company or any of the Company Subsidiaries of, any Laws directed to data privacy and security.
Section 2.18    Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Company SEC Documents and (b) the Company Benefit Plans, Section 2.18 of the Company Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, the Company or any of the Company Subsidiaries and, on the other hand, any (x) present executive officer or director of the Company or any of the Company Subsidiaries or any Person that has served as an executive officer or director of the Company or any of the Company Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Company Common Stock as of the date of this Agreement or (z) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries).
Section 2.19    Insurance. Section 2.19 of the Company Disclosure Letter sets forth (a) a list of the material insurance policies (including directors and officers liability insurance) covering the Company and the Company Subsidiaries as of the date hereof and (b) pending material claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, from December 31, 2020 through the date of this Agreement, each of the Company and the Company Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by the Company and the Company Subsidiaries during such time period. Neither the Company nor any of the Company Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of the Company or any of the Company Subsidiaries.

Section 2.20    Information to be Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by Parent or Merger Sub that is included or incorporated by reference in the foregoing documents.
Section 2.21    Regulatory Proceedings.
(a)    The Company is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the Public Utility Holding Company Act of 2005.
(b)    Except for certain facilities that are described in Section 2.21(b) of the Company Disclosure Letter, the Company and the Company Subsidiaries (i) are not engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, as amended, and do not use any of their properties or related facilities in a manner that subjects them, any third party operator of the properties or related facilities or any future owner of the properties or related facilities to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission as a natural gas company under the Natural Gas Act of 1938 (other than pursuant to the blanket certificate described below), (ii) do not hold any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions, (iii) are not regulated under the Natural Gas Policy Act of 1978, as amended, and (iv) are not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
(c)    Except for certain facilities, as described on Section 2.21(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).
(d)    The Company is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.
Section 2.22    Takeover Statutes. The approval by the Company Board referred to in Section 2.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Merger, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger and the other transactions contemplated hereby. To the Knowledge of the Company, no other Takeover Laws or any anti-takeover provision in the Company Organizational Documents are, or at the Effective Time will be, applicable to the Company, the Merger, this Agreement or any of the transactions contemplated hereby and thereby. There is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan, or “poison pill” antitakeover plan in effect to which the Company or any of Company Subsidiary is subject, party to, or otherwise bound.
Section 2.23    Financial Advisor. Except for Morgan Stanley & Co. LLC and RBC Capital Markets, LLC (the fees and expenses of which will be paid by the Company and are reflected in its engagement letter with the Company), neither the Company nor any of the Company Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement.
Section 2.24    Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications, conditions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates). A written copy of such opinion will be delivered, on a non-reliance basis, promptly after the date hereof to Parent for informational purposes only.
Section 2.25    Regulatory Matters.
(a)    Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since December 31, 2020, (i) none of the Company, any of the Company Subsidiaries, nor, to the Knowledge of the Company, any Company or Company Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of the Company or any of the Company Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; and (ii) none of the Company, any of the Company Subsidiaries nor, to the Knowledge of the Company, any Company or Company Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of the Company or any of the Company Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of unlawfully (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting the Company, any of the Company Subsidiaries, or any Company or Company Subsidiary director, officer, employee, agent, representative or any other Person acting on behalf of Company or any of the Company Subsidiaries, in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage, in each case in violation of any applicable Anti-Corruption Law.
(b)    None of the Company or any of the Company Subsidiaries, or any director or officer, or, to the Company’s Knowledge, any Affiliate or representative of the Company or any Company Subsidiary, is a Person that is, or is owned or controlled by Persons that are (i)

Sanctions Targets or (ii) located, organized, or resident in a country or region that are Sanction Targets.
(c)    Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since December 31, 2020, the Company and the Company Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws.
Section 2.26    No Additional Representations. Except for those representations and warranties expressly set forth in this Article II and except as otherwise expressly set forth in this Agreement, neither the Company nor any of the Company Subsidiaries or other Person acting on behalf of the Company makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither the Company nor any of the Company Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Parent, Merger Sub or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Company Subsidiaries or the future business and operations of the Company and the Company Subsidiaries.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Except as disclosed in (a) the Parent SEC Documents furnished to or filed with the SEC after January 1, 2023 and available on EDGAR at least twenty-four (24) hours prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on its face), each of the Parent Parties represents and warrants to the Company as follows:
Section 3.1    Due Organization; Subsidiaries.
(a)    Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware and Parent has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Parent is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Each of the Parent Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent

Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    Parent has delivered or made available to the Company accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Parent (collectively, the “Parent Organizational Documents”). Parent is not in material breach of the Parent Organizational Documents.
Section 3.2    Authority; Binding Nature of Agreement.
(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform their respective obligations under this Agreement and, subject to the receipt of Parent Stockholder Approval and the Parent Consent, to consummate the Merger and the other transactions contemplated hereby, including the Stock Issuance. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, including the Stock Issuance, have been duly authorized by all necessary corporate action on the part of the Parent Parties (other than the receipt of Parent Consent, which will be obtained immediately following the execution of this Agreement, and with respect to the Stock Issuance, the receipt of Parent Stockholder Approval).
(b)    The Parent Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Parent and the Parent Stockholders, (ii) approved and declared advisable this Agreement, the Stock Issuance and the other transactions contemplated by this Agreement and (iii) resolved to make the Parent Recommendation. Except in connection with a Parent Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Parent Board have not been rescinded, modified or withdrawn in any way.
(c)    This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to Enforceability Exceptions.
Section 3.3    Vote Required. The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present is the only vote of the holders of any class or series of capital stock of Parent necessary to authorize the Stock Issuance under the rules and regulations of Nasdaq (such proposal, the “Parent Proposal”, and the approval contemplated thereby, the “Parent Stockholder Approval”).
Section 3.4    Capitalization.
(a)    The authorized capital stock of Parent consists of 860,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”). As of January 2, 2024, (i) 303,054,667 shares of Parent Common Stock were issued and outstanding, (ii) 117,541,234 shares of Parent Common Stock are held in

Parent’s treasury or by any of the Parent Subsidiaries, (iii) 3,482,693 shares of Parent Common Stock are issuable pursuant to outstanding awards granted under the stock incentive plans of Parent (“Parent Stock Plans”), assuming the target level of achievement of any applicable performance goals in accordance with the terms of the applicable award agreements, and (iv) no shares of Parent Preferred Stock were issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right. Except as described in clause (iii) of this Section 3.4(a), as of January 2, 2024, there are no phantom equity interests or other contractual rights that are settleable in capital stock of Parent and there are no outstanding stock appreciation rights with respect to the capital stock of Parent. Other than Parent Common Stock and Parent Preferred Stock, there are no other authorized classes of capital stock of Parent.
(b)    The shares of Parent Common Stock to be issued pursuant to the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and not subject to any preemptive right.
(c)    As of the date of this Agreement, there are no voting trusts or other agreements or understandings to which Parent, any of the Parent Subsidiaries or, to the Knowledge of Parent, any of their respective executive officers or directors is a party with respect to the voting of Parent Common Stock.
(d)    As of the date of this Agreement, other than the equity awards granted or issuable under the Parent Stock Plans, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Parent or any of the Parent Subsidiaries is a party obligating Parent or any of the Parent Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Parent or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Parent Subsidiaries.
(e)    As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote.
Section 3.5    Governmental Filings; No Violations.
(a)    Other than the filings, notices, expirations or terminations of waiting periods or approvals required by (i) Section 1.1, (ii) the HSR Act, (iii) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the Stock Issuance pursuant to this Agreement (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws and (iv) the NYSE and Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Parent, any of the Parent Subsidiaries in connection with the execution and delivery of this Agreement, the performance by each of the Parent Parties of its obligations under this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The execution and delivery of this Agreement by the Parent Parties does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Parent Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Parent Stockholder Approval and Parent Consent, violate or conflict with any Laws or any Order applicable to Parent or any of the Parent Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Parent Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Parent or any of the Parent Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Parent or any of the Parent Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of the Parent Subsidiaries, except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.6    SEC Filings; Financial Statements.
(a)    All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the SEC by Parent or any of the Parent Subsidiaries since January 1, 2022 (the “Parent SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b)    The financial statements (including related notes, if any) contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Parent Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Parent and its consolidated Subsidiaries as of December 31, 2022 (the “Parent Balance Sheet Date”) set forth in Parent’s Annual Report on Form 10-K filed with the SEC on February 23, 2023.

(c)    Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Parent’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and the audit committee of the Parent Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2022, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.
(d)    Since the Parent Balance Sheet Date, neither Parent nor any of the Parent Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of the Parent Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices.
Section 3.7    Absence of Changes. Since the Parent Balance Sheet Date and through the date of this Agreement, (a) Parent and the Parent Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.8    Absence of Undisclosed Liabilities. Since the Parent Balance Sheet Date, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Parent’s consolidated balance sheets (or the notes thereto) included in the Parent SEC Documents, (b) liabilities that have been incurred by Parent or any of the Parent Subsidiaries since the Parent Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries, in Parent’s consolidated financial statements or the Parent SEC Documents.
Section 3.9    Compliance with Laws; Regulation.
(a)    Each of Parent and the Parent Subsidiaries and, with respect to any Oil and Gas Properties of Parent and the Parent Subsidiaries that are operated by third parties, to the Knowledge of Parent, such third parties, is and, since December 31, 2020, has been conducting the businesses and operations of Parent and the Parent Subsidiaries in compliance with all applicable Laws, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2020, neither Parent nor any of the Parent Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Each of Parent and the Parent Subsidiaries is in possession of all Permits necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Parent Permits”), and all such Parent Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Parent of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Parent Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    (i) Each of Parent and the Parent Subsidiaries and, to the Knowledge of Parent, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Parent is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
Section 3.10    Tax Matters. After reasonable diligence, neither Parent nor any of the Parent Subsidiaries are aware of the existence of any fact, or have taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.11    Legal Proceedings; Orders. There is no pending Legal Proceeding (other than as may arise under Antitrust Laws after the date hereof with respect to the transactions contemplated by this Agreement) and, within the past twelve (12) months, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding, against Parent or any of the Parent Subsidiaries or any of the assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Parent Material

Adverse Effect. There is no Order to which Parent or any of the Parent Subsidiaries, or any of the assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.12    Title to Properties.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Parent Reserve Report”) relating to the interests of Parent and the Parent Subsidiaries referred to therein or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Parent and the Parent Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and the Parent Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of the Parent Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of the Parent Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates Parent (or one or more of the Parent Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Parent Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each Oil and Gas Lease of Parent or any of the Parent Subsidiaries (i) constitutes the valid and binding obligation of Parent or the Parent Subsidiaries and, to the Knowledge of Parent, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of Parent or the Parent Subsidiaries and, to the Knowledge of Parent, each of the other parties thereto, in accordance with its terms. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Parent, each other party thereto, has performed in all respects all obligations required to be performed by it under each Oil and Gas Lease of Parent or any of the Parent Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there is not, to the Knowledge of Parent, under any Oil and Gas Lease of Parent or any of the Parent Subsidiaries, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and (ii) to the Knowledge of Parent, neither Parent nor any of the Parent Subsidiaries has received any notice of any violation or breach of, default under or intention to cancel, terminate, modify or not renew any Oil and Gas Lease of Parent or any of the Parent Subsidiaries.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Parent or any of the Parent Subsidiaries, (i) Parent and the Parent Subsidiaries have good, valid and defensible title to all real property owned by Parent or any of the Parent Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of the Parent Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Parent or any of the Parent Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Parent Leased Real Property (each, a “Parent Real Property Lease”), to the Knowledge of Parent, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Parent nor any of the Parent Subsidiaries, or to the Knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Parent or any of the Parent Subsidiaries, Parent Owned Real Property or Parent Leased Real Property.
(d)    Except (i) for amounts being held in suspense (by Parent, any of the Parent Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Parent SEC Documents or as a result of the ongoing preparation and approval of division order title opinions for recently drilled Wells or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and the Parent Subsidiaries are being received by such selling Persons in a timely manner. Neither Parent nor any of the Parent Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Parent or any of the Parent Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.13    Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Parent Stockholders, or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by or to be supplied by the Company that is included or incorporated by reference in the foregoing documents.
Section 3.14    Takeover Statutes. To the Knowledge of Parent, no Takeover Laws or any anti-takeover provision in the Parent Organizational Documents are, or at the Effective Time will be, applicable to Parent, the Merger, this Agreement or any of the transactions contemplated hereby.

Section 3.15    Financial Advisor. Except for Citigroup Global Markets Inc. and Wells Fargo Securities, LLC(the fees and expenses of which will be paid by Parent and are reflected in its engagement letter with Parent), neither Parent nor any of the Parent Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement.
Section 3.16    Opinion of Financial Advisor. The Parent Board has received the opinion of each of Citigroup Global Markets Inc. and Wells Fargo Securities, LLC to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent.
Section 3.17    Regulatory Matters.
(a)    Except as would not, individually or in the aggregate, be reasonably likely to be material to Parent and the Parent Subsidiaries, taken as whole, since December 31, 2022, (i) none of Parent, any of the Parent Subsidiaries, nor, to the Knowledge of Parent, any Parent or Parent Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; or (ii) none of Parent, any of the Parent Subsidiaries nor, to the Knowledge of Parent, any Parent or Parent Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of unlawfully (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Parent, any of the Parent Subsidiaries, or any Parent or Parent Subsidiary director, officer, employee, agent, representative or any other Person acting on behalf of Parent or any of the Parent Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage, in each case in violation of any applicable Anti-Corruption Law.
(b)    None of Parent or any of the Parent Subsidiaries, or any director or officer, or, to Parent’s Knowledge, any Affiliate or representative of Parent or any Parent Subsidiary, is a Person that is, or is owned or controlled by Persons that are (i) Sanctions Targets or (ii) located, organized, or resident in a country or region that are Sanction Targets.
(c)    Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since December 31, 2022, Parent and the Parent Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws.
Section 3.18    No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, neither Parent nor any of the Parent Subsidiaries or other Person acting on behalf of Parent makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Parent nor any of the Parent Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, the Company or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent and the Parent Subsidiaries or the future business and operations of Parent and the Parent Subsidiaries.
ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 4.1    Covenants of the Company.
(a)    Except (i) as provided in Section 4.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement, (iv) with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) for the capital expenditures provided for in the Company’s capital budget (the “Company Budget”), a correct and complete copy of which is set forth on Section 4.1(a) of the Company Disclosure Letter, from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), the Company (which for purposes of this Section 4.1 shall include the Company Subsidiaries) shall (A) use reasonable best efforts to conduct the business and operations of the Company and the Company Subsidiaries in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of the Company and the Company Subsidiaries, (w) maintain in effect all existing material Company Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.
(b)    Except (v) as expressly contemplated by this Agreement, (x) for the capital expenditures provided for in the Company Budget, (y) as set forth on Section 4.1(b) of the Company Disclosure Letter or (z) as required by applicable Law, during the Pre-Closing Period, the Company shall not and shall not permit any of the Company Subsidiaries, without the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.1(b) may consist of an email consent from an executive officer of Parent) to:
(i)    (A) declare, establish a record date for, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, the Company or any of the Company Subsidiaries, except for dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries, except as required by the terms of any capital stock or equity interest of any Company Subsidiary or in order to effectuate Tax withholding on the settlement or exercise of any Company Long-Term Incentive Award as contemplated or permitted by the terms of any Company Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Company Long-Term Incentive Award outstanding on the date hereof or issued in accordance with this Agreement);
(ii)    except for (A) issuances of shares of Company Common Stock in respect of any settlement of Company Long-Term Incentive Awards that are outstanding on the date hereof, and (B) transactions solely between or among the Company and its wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber, amend or otherwise change any term of, or authorize the issuance, sale, pledge, disposition, encumbrance, amendment or change of any term of, (x) any shares of its capital stock or other ownership interest in the Company or any of the Company Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;
(iii)    except as required by the terms of any Company Benefit Plan as in effect on the date hereof or the terms of this Agreement, (A) enter into, adopt or terminate any material Company Benefit Plan, other than entering into offer letters in the ordinary course of business with terms that are otherwise permitted by the Agreement and the Company Disclosure Letter, (B) amend any material Company Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not enhance the benefits provided under, and do not materially increase the cost to the Company of maintaining, such Company Benefit Plan, (C) increase the compensation payable, or benefits to be provided, to any current or former employee or director of the Company or any Company Subsidiary, (D) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by, any current or former employee or director of the Company or any Company Subsidiary, (E) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan, (F) enter into or amend any severance, retention, change in control, termination pay, transaction bonus, or similar agreement or arrangement, (G) hire or terminate the employment of any employee of the Company or any Company Subsidiary with an annual base salary greater than or equal to $300,000, other than terminations for cause, (H) modify, extend or enter into any Labor Agreements or (I) recognize or certify any unions, employee representative bodies or other labor organizations as the bargaining representative for any employees of the Company or any of the Company Subsidiaries;
(iv)    (A) in the case of the Company, amend or permit the adoption of any amendment to its Company Organizational Documents or (B) in the case of any of the Company Subsidiaries, amend or permit the adoption of any amendment to the applicable organizational documents of such Company Subsidiary;
(v)    (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Merger) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among the Company and its wholly owned Subsidiaries or between or among wholly owned Company Subsidiaries, in any case, pursuant to an agreement in effect on the date hereof and set forth on Section 4.1(b)(v) of the Company Disclosure Letter, (2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts which are listed in Section 4.1(b)(v) or

2.10(b)(iv) of the Company Disclosure Letter or (3) acquisitions for which the consideration is equal to or less than $7,500,000 (for any single transaction) or $25,000,000 in the aggregate for all such transactions;
(vi)    consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries, or a restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries of a similar nature;
(vii)    authorize, make or commit to make capital expenditures that are in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures for the corresponding period set forth in the Company Budget (a true, correct and complete copy of which is included in Section 4.1(b)(vii) of the Company Disclosure Letter), except (A) to the extent such capital expenditures are specifically further described in Section 4.1(b)(vii) of the Company Disclosure Letter, (B) for capital expenditures to repair damage resulting from insured casualty events or (C) capital expenditures required on an emergency basis for the safety of individuals, assets or the environment (provided, that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);
(viii)    sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) pursuant to a Contract of the Company or any of the Company Subsidiaries in effect on the date of this Agreement and listed in Section 4.1(b)(viii) of the Company Disclosure Letter, (B) among the Company and its wholly owned Subsidiaries or among wholly owned Company Subsidiaries, (C) sales, leases, exchanges or dispositions for which the consideration (or fair value if the consideration is non-cash) is less than $5,000,000 (for any individual transaction) or $12,500,000 (in the aggregate for all such transactions), (D) sales of Hydrocarbons made in the ordinary course of business, (E) sales of obsolete or worthless equipment or (F) the expiration of any Oil and Gas Lease in accordance with its terms and in the ordinary course of business consistent with past practice;
(ix)    sell, assign, license, sublicense, transfer, convey, abandon, or incur any Encumbrance other than Permitted Encumbrances on or otherwise dispose of or fail to maintain, enforce, or protect any material Intellectual Property owned by the Company or any of the Company Subsidiaries, or maintain rights in material Intellectual Property; provided that the foregoing shall not require the Company or any of the Company Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;
(x)    (A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof (including, for the avoidance of doubt, Encumbrances granted in connection with the Company Credit Agreement as of the date of this Agreement) or (2) Permitted Encumbrances, or (B) incur, create, refinance, assume (including pursuant to an acquisition permitted by Section 4.1(b)(v)) or guarantee any Indebtedness, other than (1) incurrences under the Company Credit Agreement, as in effect on the date hereof, in the ordinary course of business consistent with past practice up to an aggregate principal amount outstanding at any time not to exceed the amounts set forth on Section 4.1(b)(x)(B) of the Company Disclosure Letter, (2) transactions solely between or among the Company and its wholly owned Subsidiaries or solely between or among wholly owned Company Subsidiaries, and in each case guarantees thereof, (3) Indebtedness incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practice and consistent with the parameters set forth on Section 4.1(b)(xviii) of the Company

Disclosure Letter, (4) Indebtedness incurred under the Company Credit Agreement to fund the purchase price of any acquisition permitted under Section 4.1(b)(v)(3) so long as the principal amount borrowed under this clause (4) does not exceed $25,000,000 in the aggregate, or (5) incurrences in connection with the refinancing, renewal, extension, replacement or refunding of the Company Credit Agreement or any other Indebtedness set forth on Section 4.1(b)(x) of the Company Disclosure Letter so long as the Indebtedness incurred in connection with such refinancing, renewal, extension, replacement or refunding does not exceed the principal amount of such existing Indebtedness being refinanced, renewed, extended, or refunded plus fees, expenses, accrued and unpaid interest in connection therewith and can be prepaid at any time without penalty; provided that in the case of each of foregoing clauses (1) through (5), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on the Company or any of the Company Subsidiaries or (y) subject the Company or any of the Company Subsidiaries, or, following the Closing, Parent or any of the Parent Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligation to make payments on such Indebtedness);
(xi)    settle, release, waive, discharge, or compromise, or offer or propose to settle, release, waive, discharge, or compromise, (x) any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xiv) and (B) any shareholder litigation against the Company, Parent or their respective directors or officers relating to the Merger and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving the payment of monetary damages by the Company or any of the Company Subsidiaries of any amount exceeding $1,000,000 individually or $2,000,000 in the aggregate (but excluding, in each case, any amounts paid on behalf of the Company or any of the Company Subsidiaries by any applicable insurance policy maintained by the Company or any of the Company Subsidiaries) or if such settlement, release, waiver, discharge or compromise (a) involves a material conduct remedy or material injunctive or similar relief, (b) involves an admission of criminal wrongdoing by the Company or any of the Company Subsidiaries or (c) has a materially restrictive impact on the business of the Company or any of the Company Subsidiaries;
(xii)    change in any material respect any of its financial accounting principles, practices or methods, except as required by GAAP or applicable Law;
(xiii)    (A) enter into any lease for real property that would be a material Company Real Property Lease if entered into prior to the date hereof or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under, fail to renew or waive or accelerate any material rights or defer any material liabilities under any material Company Real Property Lease, in each case, excluding, for the avoidance of doubt, Oil and Gas Leases related to properties in the Permian Basin and entered into in the ordinary course of business consistent with past practice;
(xiv)    (A) make (other than in the ordinary course of business consistent with past practice), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election), (B) amend any material Tax Return, (C) settle or compromise any material Tax claim or assessment by any Taxing Authority, or surrender any right to claim a material refund, offset or other reduction in Tax liability, (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or change any Tax accounting period, (E) enter into any closing agreement with respect to any material Tax, or (F) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than any such extensions or waivers automatically granted);
(xv)    (A) enter into or assume any Contract that would have been a Company Material Contract (excluding any Company Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, fail to renew, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Company Material Contract (excluding any Company Benefit Plan) or any Contract (excluding any Company Benefit Plan) that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Material Contract;
(xvi)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and the Company Subsidiaries;
(xvii)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(xviii)    enter into any derivative or hedging transactions, other than as set forth in Section 4.1(b)(xviii) of the Company Disclosure Letter;
(xix)    make any loans, advances, or capital contributions to, or investments in, any other Person, other than (i) in the ordinary course of business consistent with past practice or (ii) for acquisitions permitted by Section 4.1(b)(v);
(xx)    enter into any new line of business outside the existing business of the Company and its Subsidiaries as of the date of this Agreement; or
(xxi)    agree, resolve or commit to take any action that is prohibited by this Section 4.1(b).
Section 4.2    Covenants of Parent.
(a)    Except (i) as provided in Section 4.2(a) of the Parent Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement, (iv) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) for the capital expenditures provided for in Parent’s capital budget (“Parent Budget”), a correct and complete copy of which is set forth on Section 4.2(a) of the Parent Disclosure Letter, Parent (which for purposes of this Section 4.2 shall include the Parent Subsidiaries) shall (A) use reasonable best efforts to conduct the business and operations of Parent and the Parent Subsidiaries in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (x) preserve intact the current business organizations of Parent and the Parent Subsidiaries in all material respects, and (y) maintain their existing material relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having material business relationships with them.

(b)    Except (v) as expressly contemplated by this Agreement, (x) for the capital expenditures provided for in the Parent Budget, (y) as set forth on Section 4.2(b) of the Parent Disclosure Letter or (z) as required by applicable Law, during the Pre-Closing Period, Parent shall not and shall not permit any of the Parent Subsidiaries, without the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2 may consist of an email consent from an executive officer of the Company) to:
(i)    declare, establish a record date for, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Parent (excluding, for the avoidance of doubt, stock buybacks), except for regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock (including increases that are materially consistent with past practice);
(ii)    amend or permit the adoption of any amendment to the Parent Organizational Documents in any manner that would be materially adverse to the Company or the Company Stockholders;
(iii)    consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Parent or a restructuring, recapitalization or other reorganization of Parent;
(iv)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(v)    agree, resolve or commit to take any action that is prohibited by this Section 4.2.
ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES
Section 5.1    Investigation.
(a)    Each of the Company and Parent shall afford to the other party and to the directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the Pre-Closing Period, to its and its Subsidiaries’ personnel and properties (to the extent and only to the extent the Company or Parent, as applicable, or its Subsidiaries has the right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as Parent or the Company, as applicable, may reasonably request within a reasonable time of such request in connection with activities related to the completion of the transactions contemplated by this Agreement (including regular updates, as requested by Parent, regarding amounts borrowed under the Company Credit Agreement); provided, however, that in no event shall access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Notwithstanding the foregoing, neither the Company nor Parent nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any applicable Law or Contract existing as of the date of this Agreement, or cause a loss of privilege to such party or any of its Subsidiaries (provided, in each case, that Parent or the Company, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 5.1).
(b)    The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Confidentiality Agreement, dated as of November 6, 2023, between the Company and Parent (the “Confidentiality Agreement”).
Section 5.2    Registration Statement and Joint Proxy Statement for Stockholder Approval.
(a)    As soon as practicable following the execution of this Agreement, Parent and the Company shall jointly prepare the joint proxy statement in preliminary form, which shall contain each of the Parent Recommendation and the Company Recommendation (unless, in either case, a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws (the “Joint Proxy Statement”), and Parent shall prepare and file with the SEC a Registration Statement on Form S-4, which will include (i) the Joint Proxy Statement, and (ii) a prospectus relating to the Parent Common Stock to be offered and sold pursuant to this Agreement and the Merger. Parent and the Company shall use commercially reasonable efforts to cause such filing to be made no later than forty-five (45) days after the date hereof. Parent and the Company shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Each of Parent and the Company shall use its reasonable best efforts to mail the Joint Proxy Statement to its stockholders as promptly as practicable (and no later than five (5) Business Days) after the Registration Statement is declared effective under the Securities Act. Each party shall furnish all information concerning the Company, Parent and the holders of capital stock of the Company and Parent, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement. No filing of, or amendment or supplement to, or correspondence to, the SEC or its staff with respect to the Registration Statement will be made by Parent, or with respect to the Joint Proxy Statement will be made by the Company or Parent, without providing the other party a reasonable opportunity to review and comment thereon, provided, that with respect to documents filed by a party related to the transactions contemplated hereby which are incorporated by reference in the Registration Statement or Joint Proxy Statement, the other party’s right to comment shall not apply with respect to information (if any) relating to the filing party’s business, financial condition, or results of operations. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Parent and the Company shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. Parent, in consultation with the Company, will take the lead in any meetings or conferences with the SEC. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Parent Stockholders or the Company Stockholders, as applicable.
Section 5.3    Stockholders Meetings.
(a)    The Company shall take all action necessary in accordance with applicable Laws and its Company Organizational Documents to duly give notice of, convene and hold a meeting of the Company Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the fiftieth (50th) day following the first mailing of the Joint Proxy Statement, to consider the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger (the “Company Stockholders’ Meeting”). The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Rule 14a-13 promulgated under the Exchange Act in connection therewith) for the Company Stockholders’ Meeting. Subject to Section 5.4(b) and (c), the Company will, through the Company Board, recommend that the Company Stockholders adopt this Agreement and will use commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Company Stockholders required by the Company Organizational Documents, the rules of the NYSE or applicable Laws; provided, that the Company’s obligations pursuant to the foregoing sentence shall automatically terminate and be of no further effect upon any Company Adverse Recommendation Change; provided, further, that the Company’s obligation to hold the Company Stockholders’ Meeting shall not be affected by the making of any Company Adverse Recommendation Change unless this Agreement is validly terminated. Once the Company Stockholders’ Meeting has been scheduled by the Company, the Company shall not adjourn, postpone, reschedule, or recess the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), provided, that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company Stockholders or (B) if, as of the time for which the Company Stockholders’ Meeting is scheduled, the Company determines in good faith, after consultation with Parent, that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders’ Meeting or there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that the Company Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date; provided, further, that the Company Stockholders’ Meeting shall not be postponed or adjourned as a result of clause (B) above for a period of more than ten (10) Business Days in the aggregate without the prior written consent of Parent. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholders’ Meeting (including interim results) as reasonably requested by Parent. Without the prior written consent of Parent or as required by applicable Law, (A) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the

Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders’ Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the transactions contemplated by this Agreement) and (B) the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders’ Meeting prior to the Company Stockholders’ Meeting, provided that the Company may call its annual stockholders’ meeting prior to the Company Stockholders’ Meeting if (x) the Registration Statement has not been declared effective by the date that is fifty (50) days prior to the one year anniversary of the Company’s annual stockholders’ meeting for 2023, (y) the proposals presented at such annual stockholders’ meeting are the same as those customarily presented by the Company at its annual stockholders’ meetings, and (z) the Company does not present any proposal at such annual stockholders’ meeting that would violate the terms of this Agreement or would reasonably be expected to materially delay, materially impede or prevent the consummation of the Merger or the other transactions contemplated by this Agreement.
(b)    Parent shall take all action necessary in accordance with applicable Laws and its Parent Organizational Documents to duly give notice of, convene and hold a meeting of the Parent Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the fiftieth (50th) day following the first mailing of the Joint Proxy Statement, to vote upon the Parent Proposal (the “Parent Stockholders’ Meeting”). Parent will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Rule 14a-13 promulgated under the Exchange Act in connection therewith) for the Parent Stockholders’ Meeting. Subject to Section 5.4(e) and (f), Parent will, through the Parent Board, recommend that the Parent Stockholders approve the Parent Proposal and will use commercially reasonable efforts to solicit from the Parent Stockholders proxies in favor of the Parent Proposal and to take all other action necessary or advisable to secure the vote or consent of the Parent Stockholders required by the Parent Organizational Documents, the rules of Nasdaq or applicable Laws; provided, that Parent’s obligations pursuant to the foregoing sentence shall automatically terminate and be of no further effect upon any Parent Adverse Recommendation Change; provided, further, that Parent’s obligation to hold the Parent Stockholders’ Meeting shall not be affected by the making of any Parent Adverse Recommendation Change unless this Agreement is validly terminated. Once the Parent Stockholders’ Meeting has been scheduled by Parent, Parent shall not adjourn, postpone, reschedule, or recess the Parent Stockholders’ Meeting without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned, or delayed), provided, that Parent may, notwithstanding the foregoing, without the prior written consent of the Company, adjourn or postpone the Parent Stockholders’ Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent Stockholders or (B) if, as of the time for which the Parent Stockholders’ Meeting is scheduled, Parent determines in good faith, after consultation with the Company, that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders’ Meeting or there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that the Parent Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date; provided, further, that the Parent Stockholders’ Meeting shall not be postponed or adjourned as a result of clause (B) above for a period of more than ten (10) Business Days in the aggregate without the prior written consent of the Company. Parent shall provide updates to the Company with respect to the proxy solicitation for the Parent Stockholders’ Meeting (including interim results) as reasonably requested by the Company. Without the prior written consent of the Company or as required by applicable Law, (A) the approval of the Stock Issuance shall be the only matter that Parent shall propose to be acted on by the Parent Stockholders at the Parent Stockholders’ Meeting and Parent shall not submit any other proposal to such stockholders in connection with the Parent Stockholders’ Meeting or otherwise (including any proposal inconsistent with the approval of the Stock Issuance or the consummation of the transactions contemplated by this Agreement) and (B) Parent shall not call any meeting of the stockholders of Parent other than the Parent Stockholders’ Meeting prior to the Parent Stockholders’ Meeting, provided that Parent may call its annual stockholders’ meeting prior to the Parent Stockholders’ Meeting if (x) the Registration Statement has not been declared effective by the date that is fifty (50) days prior to the one year anniversary of Parent’s annual stockholders’ meeting for 2023, (y) the proposals presented at such annual stockholders’ meeting are the same as those customarily presented by Parent at its annual stockholders’ meetings, and (z) Parent does not present any proposal at such annual stockholders’ meeting that would violate the terms of this Agreement or would reasonably be expected to materially delay, materially impede or prevent the consummation of the Merger or the other transactions contemplated by this Agreement.
(c)    The parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, as applicable, on the same day.
Section 5.4    Non-Solicitation.
(a)    The Company agrees that neither it nor any of the Company Subsidiaries shall, and the Company shall use its reasonable best efforts to, and shall cause each of the Company Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to the Company or any of the Company Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the properties, books or records of the Company or any of the Company Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person in contemplation of making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each, a “Company Acquisition Agreement”). Any violation of the foregoing restrictions by the Company Subsidiaries or by any Representatives of the Company or any of the Company Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of the Company Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company and the Company Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement, the Company receives a written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by the Company or any of the Company Subsidiaries or any

of their respective Representatives and did not result from a material breach of this Section 5.4(a)), (x) the Company provides Parent the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal with respect to the Company, and (z) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties under Delaware law; provided that the Company shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement (a copy of which shall be provided for informational purposes only to Parent) with such third party. Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the Company Stockholders a position relating to an Acquisition Proposal with respect to the Company pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case, if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law or applicable Law; provided that this sentence will not be deemed to permit the Company Board to make a Company Adverse Recommendation Change, except to the extent permitted by Section 5.4(b) or Section 5.4(c).
(b)    Except as otherwise provided in this Section 5.4(b) and Section 5.4(c), neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to the Parent Parties), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to the Parent Parties), the Company Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company, (C) publicly make any recommendation in connection with a tender offer or exchange offer by a third party other than a recommendation against such offer or a temporary “stop, look, and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act or complying with disclosure obligations under Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal with respect to the Company, (D) other than with respect to a tender or exchange offer described in clause (C), following the date any Acquisition Proposal for the Company or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Company Recommendation within ten (10) Business Days after a request by Parent to do so, or (E) fail to include the Company Recommendation in the Joint Proxy Statement (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) nor (ii) shall the Company or any of the Company Subsidiaries execute or enter into a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a bona fide, written Acquisition Proposal with respect to the Company that was not initiated, solicited, knowingly encouraged or knowingly facilitated by the Company or any of the Company Subsidiaries or any of their respective Representatives and did not otherwise result from a material breach of Section 5.4(a) by the Company, the Company Subsidiaries or their respective Representatives, and that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal for the Company, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iv); provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal with respect to the Company unless (w) at least four (4) Business Days before making a Company Adverse Recommendation Change, the Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, providing the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the Person or group making such Superior Proposal, (x) during such four (4) Business Day period, the Company negotiates, and causes its Representatives to negotiate, in good faith with Parent (to the extent Parent wishes to negotiate) any revisions to the terms of this Agreement that Parent proposes, (y) if during such four (4) Business Day period, Parent proposes any alternative transaction (including any modifications to the terms of this Agreement), the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal by Parent is not at least as favorable to the Company and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Company Notice and a new two (2) Business Day period under this Section 5.4(b)) and (z) the Company Board, after consultation with outside legal counsel, determines that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Delaware law.
(c)    Other than in connection with a Superior Proposal (which shall be subject to Section 5.4(b) and shall not be subject to this Section 5.4(c)), at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Company Intervening Event, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with the Company’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Delaware law and (ii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such a Company Adverse Recommendation Change until the fourth Business Day after receipt by Parent of the Company Notice of Change and (y) during such four (4) Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties under Delaware law (it being understood and agreed that any material change to the facts and circumstances relating to such Company Intervening Event shall require a new written notification from the Company; provided, that for the purposes of any such new notification the reference to “four (4) Business Days” and “fourth” in this Section 5.4(c) shall be deemed to be “two (2) Business Days” and “second”, respectively).
(d)    Parent agrees that neither it nor any of the Parent Subsidiaries shall, and Parent shall use its reasonable best efforts to, and shall cause each of the Parent Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any of the Parent Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of the Parent Subsidiaries or afford access to the properties, books or records of Parent or any of the Parent Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person in contemplation of making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Parent (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each, a “Parent Acquisition Agreement”). Any violation of the foregoing restrictions by any of the Parent Subsidiaries or by any Representatives of Parent or any of the Parent Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Parent or any of the Parent Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, Parent and the Parent Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if (w) after the date of this Agreement, Parent receives a written Acquisition Proposal with respect to Parent from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Parent or any of the Parent Subsidiaries or any of their respective Representatives and did not result from a material breach of this Section 5.4(d)), (x) Parent provides the Company the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal with respect to Parent, and (z) the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties under Delaware law; provided that Parent shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement (a copy of which shall be provided for informational purposes only to the Company) with such third party. Nothing contained in this Section 5.4 shall prohibit Parent or the Parent Board from taking and disclosing to the Parent Stockholders a position relating to an Acquisition Proposal with respect to Parent pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case if the Parent Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law or applicable Law; provided that this sentence will not be deemed to permit the Parent Board to make a Parent Adverse Recommendation Change, except to the extent permitted by Section 5.4(e) or Section 5.4(f).
(e)    Except as otherwise provided in this Section 5.4(e) and Section 5.4(f), neither (i) the Parent Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), or publicly propose or announce any intention to withhold or withdraw (or amend or modify or qualify in a manner adverse to the Company), the Parent Recommendation or the Parent Proposal, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent, (C) publicly make any recommendation in connection with a tender offer or exchange offer by a third party other than a recommendation against such offer or a temporary “stop, look, and listen” communication by the Parent Board of the type contemplated by Rule 14d-9(f) under the Exchange Act or complying with disclosure obligations under Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal with respect to Parent, (D) other than with respect to a tender or exchange offer described in clause (C), following the date any Acquisition Proposal for Parent or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Parent Recommendation within ten (10) Business Days after a request by the Company to do so, or (E) fail to include the Parent Recommendation in the Joint Proxy Statement (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) nor (ii) shall Parent or any of the Parent Subsidiaries execute or enter into, a Parent Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a bona fide, written Acquisition Proposal with respect to Parent, that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Parent or any of the Parent Subsidiaries or any of their respective Representatives and did not otherwise result from a material breach of Section 5.4(d) by Parent, the Parent Subsidiaries or their respective Representatives, and that the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal for Parent, the Parent Board may make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iv); provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change in response to a Superior Proposal with respect to Parent unless (w) at least four (4) Business Days before making a Parent Adverse Recommendation Change, Parent provides written notice to the Company (a “Parent Notice”) advising the Company that the Parent Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, providing the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the Person or group making such Superior Proposal, (x) during such four (4) Business Day period, Parent negotiates, and causes its Representatives to negotiate, in good faith with the Company (to the extent the Company wishes to negotiate) any revisions to the terms of this Agreement that the Company proposes, (y) if during such four (4) Business Day period, the Company proposes any alternative transaction (including any modifications to the terms of this Agreement), the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal by the Company is not at least as favorable to Parent and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Parent Notice and a new two (2) Business Day period under this Section 5.4(e)) and (z) the Parent Board, after consultation with outside legal counsel, determines that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under Delaware law.
(f)    Other than in connection with a Superior Proposal (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Parent Intervening Event, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with Parent’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under Delaware law and (ii) provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the fourth Business Day after receipt by the Company of the Parent Notice of Change and (y) during such four (4) Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent

Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties under Delaware law (it being understood and agreed that any material change to the facts and circumstances relating to such Parent Intervening Event shall require a new written notification from Parent; provided, that for the purposes of any such new notification the reference to “four (4) Business Days” and “fourth” in this Section 5.4(f) shall be deemed to be “two (2) Business Days” and “second”, respectively).
(g)    The parties agree that in addition to the obligations of the Company and Parent set forth in the foregoing paragraphs (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt thereof, the Company or Parent, as applicable, shall advise the other party in writing of any request for information or any Acquisition Proposal with respect to the Company or Parent, as applicable, received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company or Parent, as applicable, shall promptly provide to the other party copies of any written materials received by the Company or Parent, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and Parent agrees that it shall simultaneously provide to the other party any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to such other party. The Company and Parent shall keep the other party fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of the Company and Parent agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement relating to an Acquisition Proposal to which it is a party; provided, however, that prior to, but not after, obtaining the Company Stockholder Approval or Parent Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board or Parent Board (as applicable) determines in good faith after consultation with the Company’s or Parent’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, the Company or Parent (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to the Company or Parent (as applicable), on a confidential basis; provided, further, however, that the Company or Parent (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action.
(h)    Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal for such party to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.
Section 5.5    Regulatory Filings.
(a)    As promptly as reasonably practicable (but in no event later than fifteen (15) Business Days following the date of this Agreement with respect to any filings required under the HSR Act), each party shall file all applicable notices, reports and other documents required to be filed with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, including Notification and Report Forms pursuant to the HSR Act, and shall supply the other party with any information which may be required in order to effectuate such filings, and shall make an appropriate response as promptly as reasonably practicable to any requests for additional information or documentary material by a Governmental Entity in connection with the filings under the HSR Act.
(b)    Each party hereto shall (i) notify the other parties of any communication with respect to this Agreement and the transactions contemplated hereby to that party from any Governmental Entity, and, subject to applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with respect to this Agreement and the transactions contemplated hereby to any Governmental Entity, (ii) promptly furnish the other parties with copies of all correspondence, filings, and written communications between it and its Representatives, on the one hand, and such Governmental Entity, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (iii) not participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation, or inquiry concerning any competition or antitrust matters in connection with this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat, and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members or their respective staffs, on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials exchanged in connection with this Section 5.5 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 5.5 as “outside counsel only.”
(c)    Each party shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly inform the other party of any communication to or from any Governmental Entity regarding the Merger.
(d)    Parent shall, upon reasonable consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense of this Agreement and the transactions contemplated hereby before any Governmental Entity and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Entities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization, or permission from a Governmental Entity; provided, however, that it shall afford the Company a reasonable opportunity to participate therein; and provided, further, that without the Company’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed, Parent shall not make any commitment to or agreement with any Governmental Entity to delay the consummation of any of the transactions contemplated by this Agreement.
(e)    Subject to the conditions and upon the terms of this Agreement, including Section 5.5(g), each party shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the

Merger and make effective the other transactions contemplated by this Agreement as promptly as reasonably practicable. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, including Section 5.5(g), each party shall (i) reasonably cooperate with the other party, execute and deliver further documents, certificates, agreements and instruments, and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain as promptly as practicable the expiration or termination of the waiting period under the HSR Act; (iv) use reasonable best efforts to obtain each other approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement (provided, however, that parties shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees with Governmental Entities imposed by Law, which shall be paid by Parent)); and (v) use reasonable best efforts to avoid the entry of, or to have vacated or terminated as promptly as practicable and in any event before the Termination Date, any Order that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits (including appeal) any relevant claim asserted in any court by any Person.
(f)    Without limiting Section 5.5(e), each party shall use reasonable best efforts to avoid or eliminate each and every impediment under antitrust Laws so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Termination Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Parent, the Company and their respective Subsidiaries and (y) otherwise taking or committing to take actions that after the Closing Date would limit Parent or any Parent Subsidiary’s freedom of action with respect to, or its or their ability to retain any such businesses, product lines or assets (each of (x) and (y), a “Regulatory Remedy”).
(g)    Anything to the contrary in this Agreement notwithstanding, Parent and its Subsidiaries shall not be required to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s written consent) effect or agree to any Regulatory Remedy that, individually or in the aggregate with any other Regulatory Remedy, would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, it being understood that any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination; provided, further, that (x) for this purpose, Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, and (y) Parent may condition any Regulatory Remedy upon the consummation of the Merger. At the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any Regulatory Remedy so long as such Regulatory Remedy is conditioned upon consummation of the Merger.
(h)    Each of Parent and the Company shall not, and shall not permit their respective Subsidiaries or controlled Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any actions or nonactions, waivers, clearances, expirations or terminations of waiting periods, consents or approvals from Governmental Entities necessary to consummate the transactions contemplated by this Agreement, or (ii) materially delay or otherwise prevent the consummation of the transactions contemplated by this Agreement.
Section 5.6    Treatment of Company Long-Term Incentive Awards.
(a)    Company RSUs.
(i)    At the Effective Time, each Company RSU that is outstanding and vested at the Effective Time (but not yet settled) or that vests by its terms as in effect on the date hereof solely as a result of the consummation of the transactions contemplated by this Agreement (each, a “Vested Company RSU”) shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive (without interest) (1) a number of shares of Parent Common Stock equal to the product (rounded to the nearest number of whole shares) of (x) the number of shares of Company Common Stock subject to such Vested Company RSU immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio and (2) an amount in cash equal to the accrued but unpaid dividend equivalent with respect to such Vested Company RSU, if any, in each case, payable by the Surviving Corporation no later than five (5) Business Days following the Effective Time, less any required withholding.
(ii)    At the Effective Time, each Company RSU that is not a Vested Company RSU that is outstanding immediately prior to the Effective Time (each, an “Unvested Company RSU”) shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Parent Common Stock (such restricted stock unit, a “Converted RSU”) equal to the product of the number of shares of Company Common Stock subject to the Unvested Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio. Immediately following the Effective Time, each such Converted RSU otherwise shall continue to be governed by the same terms and conditions (including vesting and forfeiture) as were applicable to the corresponding Unvested Company RSU immediately prior to the Effective Time.
(b)    Company MSUs. At the Effective Time, each market stock unit granted pursuant to the Company Stock Plans (a “Company MSU”) that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and converted into a number of Converted RSUs (rounded to the nearest number of whole shares) equal to the product of (i) the number of shares of Company Common Stock subject to the Company MSU immediately prior to the Effective Time reflecting achievement of the applicable performance metrics at the greater of (A) the performance level determined in accordance with the performance criteria as otherwise provided in the applicable award agreement and as if the performance period ended as of the last Business Day immediately preceding the Closing Date, and (B) the target performance level under the terms of the Company Stock Plans and the applicable award agreement, multiplied by (ii) the Exchange Ratio. Immediately following the Effective Time, each such Converted RSU shall otherwise continue to be governed by the same terms and conditions (including vesting and forfeiture, but excluding any performance vesting conditions) as were applicable to the corresponding Company MSU immediately prior to the Effective Time.
(c)    Company CPUs. At the Effective Time, each cash-based long-term incentive award granted pursuant to the Company Stock Plans other than a Cash SAR Award or Company Phantom Stock Unit (each, a “Company CPU”) that is outstanding and unvested immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and continue to be governed by the same terms and conditions (including vesting, forfeiture and settlement timing) as were applicable to the corresponding Company CPU immediately prior to the Effective Time; provided that achievement of the applicable performance metrics shall be reflected at the greater of (i) the performance level determined in accordance with the performance criteria as otherwise provided in the applicable award agreement and (ii) the target performance level under the terms of the Company Stock Plans and the applicable award agreement.
(d)    Cash-Settled Stock Appreciation Rights. At the Effective Time, each cash-settled stock appreciation right granted pursuant to the Company Stock Plans (each, a “Cash SAR Award”) that is outstanding as of immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and converted into an award of cash-settled stock appreciation rights with respect to shares of Parent Common Stock (each, a “Converted Cash SAR Award”), (i) with the number of shares of Parent Common Stock subject to such Converted Cash SAR Award equal to the number of shares of Company Common Stock subject to the Cash SAR Award as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares, and (ii) with the exercise price per share of the Converted Cash SAR Award equal to the exercise price per share of the Cash SAR Award as of immediately prior to the Effective Time, divided by the Exchange Ratio, rounded up to the nearest whole cent. Immediately following the Effective Time, each Converted Cash SAR Award shall otherwise continue to be governed by the same terms and conditions (including the expiration dates) as were applicable to the corresponding Cash SAR Award immediately prior to the Effective Time.
(e)    Company Phantom Stock Units. At the Effective Time, each phantom stock unit granted pursuant to the Company Stock Plans (each, a “Company Phantom Stock Unit”) that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, immediately vest in full and be converted into the right to receive an amount in cash determined in accordance with the terms of the Company Stock Plans and the applicable award agreement, payable by the Surviving Corporation no later than five (5) Business Days following the Effective Time, less any required withholding.
(f)    Section 409A. To the extent that any award described in this Section 5.6 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.
(g)    Required Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Benefit Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 5.6, including making any determinations or adopting resolutions of the Company Board or a committee thereof or any administrator of a Company Benefit Plan as may be necessary.

Promptly following the Effective Time, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Common Stock subject to the Converted RSUs, as required.
Section 5.7    Employee and Labor Matters.
(a)    For the period commencing at the Closing and ending on the first anniversary thereof or the shorter period of employment with Parent and its Subsidiaries (including the Surviving Corporation) following the Closing (the “Continuation Period”), Parent shall provide, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to provide, each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Continuing Employee”) and who continues employment during the Continuation Period, with (i) a base salary or base wages, as applicable, that are no less than those provided by the Company and the Company Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (ii) target annual cash incentive compensation opportunities, target long-term incentive compensation opportunities, and other employee benefits (excluding any change in control, transaction, stay, retention, or similar bonuses or payments) that are substantially comparable in the aggregate to those provided by the Company and the Company Subsidiaries to such Continuing Employee immediately prior to the Effective Time.
(b)    Subject to applicable Law, for purposes of vesting of defined contribution retirement benefits, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for purposes of benefit accrual under any defined benefit pension plan) under the benefit and compensation plans of Parent and the Parent Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries before the Effective Time, to the same extent and for the same purpose as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan; provided that such service crediting shall not be required to the extent it would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing provisions of this clause (b): (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c)    Except as otherwise expressly provided in this Agreement, from and after the Effective Time, Parent shall honor, and shall cause its Subsidiaries (including the Surviving Corporation) to honor, in accordance with its terms (including terms related to the amendment or termination thereof), the Company Benefit Plans.
(d)    Subject to Section 5.7(d) of the Company Disclosure Letter, if the Effective Time occurs prior to the date on which the Company pays annual bonuses for calendar year 2024, then Parent or one of its Subsidiaries (including the Surviving Corporation) shall pay a bonus to each Continuing Employee who is otherwise eligible to receive an annual cash bonus for calendar year 2024 and who remains employed with Parent or one of the Parent Subsidiaries through the applicable payment date based on the greater of (i) target performance or (ii) actual performance achievement for calendar year 2024 under the terms of the applicable bonus program, determined in a manner consistent with past practice but subject to reasonable adjustment to reflect any non-recurring costs or other impacts which relate to the transactions contemplated by this Agreement (the “2024 Annual Bonuses”); provided that, in no event shall payment of any 2024 Annual Bonus pursuant to this Section 5.7(d) result in the duplication of payments to any Continuing Employee under any other incentive, severance or other similar arrangement.  The 2024 Annual Bonuses shall be paid by Parent or the Surviving Corporation at the same time that such annual bonuses are typically paid in the ordinary course of business by the Company.
(e)    If requested by Parent in writing no later than ten (10) Business Days prior to the Closing, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, the Company’s 401(k) employee savings and protection plan (the “Company 401(k) Plan”). The Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than five (5) Business Days immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall permit each Continuing Employee who is a participant in the Company 401(k) Plan to (A) become a participant in a 401(k) plan of Parent or its Subsidiary that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Closing Date and (B) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date.
(f)    Prior to making any broad-based communication or written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated in this Agreement (including any schedules hereto), each party shall provide the other party with a copy of the intended communication, and such other party shall have a reasonable period of time to review and comment on the communication. The Company and Parent shall cooperate in providing any such mutually agreeable communication.
(g)    It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of all Company Benefit Plans, policies, programs or agreements (including, but not limited to severance plans and award agreements under the Company Stock Plans that include the term “change in control” or “change of control”, as applicable).
(h)    Nothing contained in this Section 5.7 (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee, director, officer, or individual service provider or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Continuing Employee or any other Person, (ii) be considered or deemed to establish, amend, or modify any Company Benefit Plan, New Plan, or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract, or (iii) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. The provisions of this Section 5.7 shall not be construed to prevent the termination of employment of any Continuing Employee or, subject to compliance with other terms of this

Section 5.7, the establishment, amendment or termination of any particular Company Benefit Plan, New Plan or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract.
Section 5.8    Indemnification of Officers and Directors.
(a)    For six (6) years after the Effective Time, to the fullest extent permitted by Law, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former director and officer of (i) the Company or any of the Company Subsidiaries or (ii) any other Entity that was serving in such capacity at the Company’s request (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the Indemnified Party is or was an officer or director of the Company, any of the Company Subsidiaries or such other Entity, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Merger and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.
(b)    For a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to elimination of liability, indemnification and advancement of expenses of individuals who were directors and officers of the Company prior to the Effective Time than are set forth, as of the date of this Agreement, in the Company’s certificate of incorporation and bylaws.
(c)    The Surviving Corporation (or Parent on the Surviving Corporation’s behalf) shall fully prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies for the Persons who, as of the date of this Agreement, are covered by the Company’s existing directors’ and officers’ liability insurance (the “D&O Insurance”), with terms, conditions, retentions and levels of coverage that are reasonably acceptable to the Company and at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Notwithstanding anything to the contrary in the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Parent on the Surviving Corporation’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(d)    In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to Section 5.8(a), any Indemnified Party wishing to claim such indemnification shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation: (i) the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, the Surviving Corporation will not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel reasonably satisfactory to Parent and to the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), and the Surviving Corporation shall promptly pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) the Surviving Corporation shall be obligated pursuant to this Section 5.8(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction (in addition to local counsel if reasonably necessary) unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by the Surviving Corporation; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if the Surviving Corporation elects to assume such defense; (iii) the Surviving Corporation shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.8(c); and (iv) the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation or such Indemnified Party otherwise consents in writing.
(e)    If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation, as applicable, set forth in this Section 5.8.
(f)    The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.
(g)    The rights of the Indemnified Parties under this Section 5.8 shall be in addition to any rights such Indemnified Parties may have under the Company Organizational Documents or under any applicable Contracts or Laws in effect on the date of this Agreement. Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of the Company Subsidiaries in effect on the date of this Agreement and set forth on Section 5.8(g) of the Company Disclosure Letter, and any provisions under such indemnification agreements shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the elimination of liability, indemnification or advancement of expenses rights thereunder of any such individual.
Section 5.9    Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated by this Agreement; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 5.4, provided, further, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party on a timely basis and (b) each of the Company and Parent may, without such consultation, issue public announcements or make other public disclosures regarding this Agreement or the transactions contemplated by this Agreement that are consistent with disclosures in press releases or public statements previously approved by the other party or made by either party in compliance with this Section 5.9. No provision of this Agreement shall prohibit either the Company or Parent from issuing any press release or public statement in the event of a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change that is in either case in compliance in all respects with the terms of Section 5.4.
Section 5.10    Nasdaq Listing; Delisting.
(a)    Parent shall, in accordance with the requirements of Nasdaq, use its reasonable best efforts to cause the shares of Parent Common Stock to be issued to Company Stockholders pursuant to this Agreement to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.
(b)    Prior to the Closing, upon Parent’s request, the Company shall take all actions necessary to be taken prior to Closing to cause the delisting of Company Common Stock from the NYSE and the termination of the Company’s registration of Company Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time and in any event no more than ten (10) days thereafter (such period, the “Delisting Period”), subject to compliance with the Company’s obligations under the Exchange Act. If the Surviving Corporation is reasonably likely to be required to file any reports in accordance with the Exchange Act during the Delisting Period, the Company will take commercially reasonable efforts to deliver to Parent at least three (3) Business Days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company in accordance with this Section 5.10(b) will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of applicable Laws.
Section 5.11    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent, the Company, the Parent Board and the Company Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.
Section 5.12    Section 16. Prior to the Effective Time, the Company and Parent intend that any dispositions of (or other transactions in) Company equity securities (including derivative securities with respect to such Company equity securities) resulting from the transactions contemplated by this Agreement or acquisitions of Parent equity securities (including derivative securities with respect to such Parent equity securities) resulting from the transactions contemplated by Article I, in each case, by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company will be exempt under Rule 16b-3 under the Exchange Act, and Parent shall take all commercially reasonable actions consistent with the foregoing intent.
Section 5.13    Notice of Changes. Each of the Company and Parent shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining Knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date.
Section 5.14    Tax Matters.
(a)    Each of the Company and Parent will (i) use its reasonable best efforts to cause the Merger to qualify, and (ii) not take (and will prevent any controlled Affiliate of such party from taking) any actions that would reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment. Each of the Company and Parent intend to report the Merger as qualifying for the Reorganization Treatment.
(b)    The Company and Parent will use reasonable best efforts to cooperate with one another in connection with the issuance of any opinion of counsel relating to the Reorganization Treatment (including in connection with the filing or effectiveness of the Registration Statement), including using reasonable best efforts to deliver to the relevant counsel representation letters, in form and substance reasonably acceptable to such counsel, containing customary representations reasonably necessary or appropriate for such counsel to render such opinion (dated as of the necessary date and signed by an officer of the Company or Parent, as applicable).
(c)    Each of the Company and Parent will notify the other party promptly after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.
(d)    This Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).
(e)    Except as otherwise provided in Section 1.8(e), the Company shall timely and duly pay, or cause to be timely and duly paid, all transfer, sales, use, stamp, registration, documentary and similar Taxes or fees imposed with respect to the Merger.
(f)    For the avoidance of doubt, each party acknowledges and agrees that its obligations to effect the Merger are not subject to any condition or contingency with respect to the Merger qualifying for the Reorganization Treatment.
Section 5.15    Treatment of Existing Indebtedness.

(a)    Prior to or substantially concurrently with the Closing Date, the Company shall, as reasonably requested by Parent in writing delivered at least ten (10) Business Days prior to any minimum required notice deadline in the applicable agreement, (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge, and termination of any outstanding Indebtedness or obligations of the Company and each applicable Company Subsidiary as required under the Company Credit Agreement (the amounts outstanding under the Company Credit Agreement, the “Company Indebtedness Payoff Amount”); provided, that any such notices will be required only if expressly conditioned upon the Closing, and (ii) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Company Indebtedness Payoff Amount, including the termination of the commitments under the Company Credit Agreement, in each case, substantially concurrently with the Effective Time. At least one (1) Business Day prior to the Closing Date, the Company shall deliver to Parent an executed payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”), in a form and substance reasonably acceptable to Parent and subject to customary conditions. The Payoff Letter shall (i) confirm the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness under the Company Credit Agreement, as applicable, as of the anticipated Closing Date (and the daily accrual of interest thereafter), (ii) contain payment instructions and (iii) evidence the satisfaction, release and discharge of the Indebtedness under the Company Credit Agreement, as applicable. Parent shall (x) irrevocably pay off, or cause to be paid off, substantially concurrently with the Effective Time, the Company Indebtedness Payoff Amount (if any) and (y) take all actions within its control to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligations under this Section 5.15. The Company shall use reasonable best efforts to provide, at Parent’s expense, all customary cooperation as may be reasonably requested by the Parent to assist the Parent in connection with any financing necessary to pay amounts required under this Section 5.15; provided, however, that (i) Parent’s obligations under this Agreement shall in no way be subject to or conditioned upon obtaining any financing and (ii) none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.15 that would: (A) require the Company or any Company Subsidiary or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of any financing, except that, if necessary to establish requisite authority or required under the Company Credit Agreement or the applicable Indenture (or the trustee thereunder) (or requested by legal counsel rendering any opinion thereunder), the Company and the applicable Company Subsidiaries shall be required to pass resolutions or consents to approve or authorize the payoff, prepayment, discharge, and termination of the Company Credit Agreement and the redemption or satisfaction and discharge of all or a portion of the outstanding aggregate principal amount of any or all of the Senior Notes, in each case, as contemplated by this Section 5.15, (B) require the Company or any Company Subsidiary or any of their respective Affiliates or any persons who are officers or directors of such entities to enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that would be effective prior to the Effective Time, other than any notice, certificate, document, instrument, or agreement required to be delivered in connection with the prepayment, discharge, and termination of the Company Credit Agreement or the redemption or satisfaction and discharge of all or a portion of the outstanding aggregate principal amount of any or all of the Senior Notes, in each case, as contemplated by this Section 5.15; provided that such notices are conditioned on the Closing, (C) cause any representation, warranty or other provision in this Agreement to be breached by the Company, the Company Subsidiaries or any of their Affiliates, which breach if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in this Agreement, (D) require the Company, the Company Subsidiaries or any of their Affiliates to (x) pay any commitment or other similar fee, (y) incur any other expense, liability or obligation which expense, liability or obligation is not reimbursed or indemnified hereunder in connection with any financing prior to the Effective Time or (z) have any obligation of the Company, the Company Subsidiaries or any of their Affiliates under any agreement, certificate, document or instrument be effective until the Effective Time, except in the event such fee, expense, liability or obligation arose out of or results from the bad faith, gross negligence or willful misconduct of the Company, the Company Subsidiaries or any of their Affiliates, (E) cause any director, officer, employee or stockholder of the Company, the Company Subsidiaries or any of their Affiliates to incur any personal liability (except to the extent such Person is continuing in such role after Effective Time, and solely with respect to agreements contingent upon the Effective Time and that would not be effective prior to the Effective Time) or provide any representation or certificate such director, officer, employee or stockholder believes in good faith is false, (F) conflict with the organizational documents of the Company, the Company Subsidiaries or any of their Affiliates or any Laws, or, except as otherwise provided herein, material contracts, (G) provide access to or disclose information to any Person, to the extent that the Company, the Company Subsidiaries or any of their Affiliates determines in good faith that providing access or disclosure would jeopardize any attorney-client privilege or other similar privilege or protection of the Company, the Company Subsidiaries or any of their Affiliates in respect of such information, (H) require the Company or any of the Company Subsidiaries or Representatives to prepare or provide any Excluded Information or (I) unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries. Parent shall, promptly on request by the Company, reimburse the Company, the Company Subsidiaries and their Affiliates for all reasonable, documented and invoiced out-of-pocket costs (including reasonable, documented and invoiced out-of-pocket attorneys’ fees) incurred in good faith by them or their Representatives in connection with the cooperation described in Section 5.15 and shall indemnify and hold harmless the Indemnified Parties from and against any and all losses suffered or incurred by them in connection with any financing, any action taken by them at the request of Parent or its Representatives pursuant to Section 5.15 and any information used in connection therewith except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or breach of this Agreement by any Indemnified Party. Notwithstanding the foregoing, (A) the Company and the Company Subsidiaries shall have no obligation to make any payment in respect of the Company Indebtedness Payoff Amount or in respect of any notice delivered under clause (i) of this Section 5.15(a), and Parent shall not make (or cause to be made) any payment in respect of the Company Indebtedness Payoff Amount, prior to the Effective Time and (B) the Company shall not be obligated to terminate or discharge (or make or cause to become effective any such action) the Company Credit Agreement prior to the Effective Time.
(b)    The Company shall (i) timely provide or cause to be provided to the trustee under each Indenture, in accordance with the provisions of such Indenture (unless waived by the trustee under the applicable Indenture) any notices, announcements, certificates, filings, or legal opinions required by the applicable Indenture to be provided in connection with the transactions contemplated by this Agreement prior to the Effective Time, (ii) take all other actions that may be required under each Indenture in connection with the transactions contemplated by this Agreement prior to the Effective Time, and (iii) use reasonable best efforts to provide all assistance reasonably requested by Parent that are customary or necessary in connection with this Section 5.15. Parent and its counsel shall be given a reasonable opportunity to review and comment on each such document or instrument, in each case, before such document or instrument is provided to a trustee under any Indenture, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.
(c)    At Parent’s request, the Company shall, to the extent permitted by the applicable Senior Notes and the related Indenture, (i) issue a notice of optional redemption for all or a portion of the outstanding aggregate principal amount of any or all of the Senior Notes, pursuant to the redemption provisions of the applicable Indenture so that such notes shall be redeemable on the Closing Date or as specified by Parent and (ii) take any other actions reasonably requested by Parent to facilitate the redemption, satisfaction and discharge or assumption of any or all of the Senior Notes, pursuant to the relevant provisions of the applicable Indenture; provided that the Company shall not be obligated to issue a notice of optional redemption pursuant to this Section 5.15 unless such notice is conditioned on the Closing; and provided, further, that in connection with the delivery of any such redemption, discharge or assumption, the Company shall deliver and shall use reasonable best efforts to cause counsel for the Company to deliver, customary officer’s certificates, supplemental indentures and legal opinions, respectively, to the trustee under the applicable Indenture, to the extent such certificates, supplemental indentures and opinions are required thereby, would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered. At Parent’s request, the Company will, and will cause its Representatives to, cooperate with Parent in connection with any discussions, negotiations, supplemental indentures, or agreements with the trustee under the applicable Indenture, its counsel, and Representatives.
(d)    Without Parent’s prior written consent, the Company will not, and will cause its Representatives not to, amend or supplement any Indenture except as provided in this Section 5.15.
Section 5.16    Shareholder Litigation. Each of the Company and Parent shall promptly notify the other of any shareholder litigation against it or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement and shall keep the other party informed regarding such litigation. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.5, each of Parent and the Company shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such shareholder litigation.
Section 5.17    Cooperation. Each of the Company and Parent will, and will cause its Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Law, to cooperate with the other party in connection with planning the integration of the business operations of the Company and Parent and their respective Subsidiaries.
Section 5.18    Governance. Prior to the Closing Date, Parent shall take all necessary actions to cause one member of the Company Board as of the date of this Agreement (including the Company’s Chief Executive Officer), selected by the Company Board and reasonably acceptable to Parent (the “Company Designee”), to be appointed to the Parent Board immediately following the Effective Time. The Company Designee shall meet the criteria for service on the Parent Board under applicable Law, Nasdaq rules and Parent’s corporate governance guidelines.
ARTICLE VI

CONDITIONS TO THE MERGER
Section 6.1    Conditions to Each Party’s Obligation. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Effective Time, of each of the following conditions:
(a)    The Company Stockholder Approval shall have been obtained;

(b)    The Parent Stockholder Approval shall have been obtained;
(c)    No Law (except for any Order issued in connection with a Legal Proceeding instituted by (i) the Company, its Affiliates, or its stockholders, with respect to the Company’s obligations to consummate the Merger, or (ii) the Parent Parties, their Affiliates, or their stockholders, with respect to the Parent Parties’ obligations to consummate the Merger) shall be in effect that prohibits the consummation of the Merger;
(d)    Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated;
(e)    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of the Company or Parent, as the case may be, be threatened by the SEC; and
(f)    The shares of Parent Common Stock issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.
Section 6.2    Additional Conditions to the Parent Parties’ Obligations. The respective obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by the Parent Parties on or prior to the Effective Time of each of the following conditions:
(a)    The Company shall have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;
(b)    The representations and warranties of the Company contained (i) in the first sentence of Section 2.1(a), Section 2.1(c), Section 2.2, Section 2.4 and Section 2.5(b)(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) in Section 2.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) in Section 2.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made as of such date, and (iv) in this Agreement (other than the representations and warranties of the Company set forth in the first sentence of Section 2.1(a), Section 2.1(c), Section 2.2, Section 2.4, Section 2.5(b)(i), Section 2.7(b) and Section 2.23) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this subclause (iv)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and
(c)    There shall not have occurred since the date of this Agreement a Company Material Adverse Effect.

At Closing, Parent shall receive a certificate from a duly authorized officer of the Company certifying as to the matters set forth in the foregoing clauses (a), (b) and (c) of this Section 6.2.
The foregoing conditions are for the sole benefit of the Parent Parties and may, subject to the terms of this Agreement, be waived by Parent (with any waiver by Parent being an effective waiver by the other Parent Party), in whole or in part at any time and from time to time, in the sole discretion of Parent.
Section 6.3    Additional Conditions to the Company’s Obligations. The obligations of the Company to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by the Company on or prior to the Effective Time of each of the following conditions:
(a)    Each of the Parent Parties shall have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;
(b)    The representations and warranties of Parent contained (i) in the first sentence of Section 3.1(a), Section 3.2, Section 3.4 and Section 3.5(b)(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) in Section 3.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) in Section 3.15 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made as of such date, and (iv) in this Agreement (other than the representations and warranties of Parent set forth in the first sentence of Section 3.1(a), Section 3.2, Section 3.4, Section 3.5(b)(i), Section 3.7(b) and Section 3.15) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this subclause (iv)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and
(c)    There shall not have occurred since the date of this Agreement a Parent Material Adverse Effect.
At Closing, the Company shall receive a certificate from a duly authorized officer of Parent as to the matters set forth in the foregoing clauses  (a), (b) and (c) of this Section 6.3.
The foregoing conditions are for the sole benefit of the Company and may, subject to the terms of this Agreement, be waived by the Company, in whole or in part at any time and from time to time, in the sole discretion of the Company.
ARTICLE VII

TERMINATION
Section 7.1    Termination. This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by the Company Stockholders or approval of the Parent Proposal by the Parent Stockholders (with any termination by Parent also being an effective termination by the other Parent Parties), in the following circumstances:
(a)    by mutual written consent of Parent and the Company;
(b)    by either Parent or the Company if:
(i)    the Merger shall not have been consummated on or prior to October 3, 2024 (the “Termination Date”); provided that (i) if the conditions to Closing set forth in Section 6.1(c) (with respect to any Antitrust Laws) or Section 6.1(d) have not been satisfied or waived on or prior to the Termination Date but all other conditions to Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the Termination Date shall automatically be extended by three (3) months to January 3, 2025 and, such date, as so extended, shall then be the “Termination Date” for all purposes under this Agreement; and (ii) following the extension of the Termination Date pursuant to the immediately prior clause (i), if the conditions to Closing set forth in Section 6.1(c) (with respect to any Antitrust Laws) or Section 6.1(d), have not been satisfied or waived on or prior to the Termination Date (as extended pursuant to the immediately prior clause (i)) but all other conditions to Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), Parent and the Company may, by mutual agreement, extend the Termination Date by another three (3) months to April 3, 2025 and, such date, as so extended, shall then be the “Termination Date” for all purposes under this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such party;
(ii)    a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose action or failure to act has been the primary cause for the entry of the Order and such action or failure to act constitutes a material breach of this Agreement by such party;
(iii)    the required approval of Company Stockholders contemplated by this Agreement at the Company Stockholders’ Meeting (or at any adjournment thereof) shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to the Company where the failure to obtain the required approval of the Company Stockholders shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement; or
(iv)    the required approval of the Parent Stockholders contemplated by this Agreement at the Parent Stockholders’ Meeting (or any adjournment thereof) shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iv) shall not be available to Parent where the failure to obtain the required approval of the Parent Stockholders shall have been caused by the actions or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(c)    by Parent:

(i)    at any time prior to the Effective Time, if any of the Company’s covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or any of the Company’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by the Company by the Termination Date or (B) shall not have been cured within thirty (30) days of receipt by the Company of written notice of such breach describing in reasonable detail such breach;
(ii)    at any time prior to the receipt of the Company Stockholder Approval, if the Company Board or any committee thereof (A) shall make a Company Adverse Recommendation Change, (B) shall approve or adopt or recommend the execution of a definitive agreement in connection with an Acquisition Proposal with respect to the Company (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(a)), or (C) shall resolve, agree to, publicly propose to or allow the Company to publicly propose to take any of the actions in the foregoing clauses (A)-(B);
(iii)    at any time prior to the receipt of the Company Stockholder Approval, if there has been a material breach by the Company of any of its obligations under Section 5.4, other than in the case where (A) such breach is a result of an isolated action by a Person that is a Representative of the Company who was not acting at the direction of the Company, (B) the Company uses reasonable best efforts to promptly remedy such breach and (C) Parent is not materially harmed as a result thereof; or
(iv)     at any time prior to the receipt of the Parent Stockholder Approval, and if there has not been a material breach by Parent of any of its obligations under Section 5.4, in order for Parent to enter into a definitive agreement with respect to a Superior Proposal simultaneously with termination of the Agreement pursuant to this Section 7.1(c)(iv); provided, that any such purported termination by Parent pursuant to this Section 7.1(c)(iv) shall be void and of no force or effect unless Parent has paid to the Company the Parent Termination Fee in accordance with Section 7.3(b)(i).
(d)    by the Company:
(i)    at any time prior to the Effective Time, if any of the Parent Parties’ covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or any of the Parent Parties’ representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by Parent or Merger Sub, as the case may be, by the Termination Date or (B) shall not have been cured within thirty (30) days of receipt by Parent of written notice of such breach describing in reasonable detail such breach;
(ii)    at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board, or any committee thereof (A) shall make a Parent Adverse Recommendation Change, (B) shall approve or adopt or recommend the execution of a definitive agreement in connection with an Acquisition Proposal with respect to Parent (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(d)), or (C) shall resolve, agree to, publicly propose to or allow Parent to publicly propose to take any of the actions in the foregoing clauses (A)-(B);
(iii)    at any time prior to the receipt of the Parent Stockholder Approval, if there has been a material breach by Parent of any of its obligations under Section

5.4, other than in the case where (A) such breach is a result of an isolated action by a Person that is a Representative of Parent who was not acting at the direction of Parent, (B) Parent uses reasonable best efforts to promptly remedy such breach and (C) the Company is not materially harmed as a result thereof; or
(iv)     at any time prior to the receipt of the Company Stockholder Approval, and if there has not been a material breach by the Company of any of its obligations under Section 5.4, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal simultaneously with termination of the Agreement pursuant to this Section 7.1(d)(iv); provided, that any such purported termination by the Company pursuant to this Section 7.1(d)(iv) shall be void and of no force or effect unless the Company has paid to Parent the Company Termination Fee in accordance with Section 7.3(b)(ii).
Section 7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.
Section 7.3    Expenses; Termination Fees.
(a)    Expenses.
(i)    Except as provided below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Merger is consummated.
(ii)    In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii) [No Company Stockholder Approval], then the Company shall pay to Parent the Expenses. Any Expenses due under this Section 7.3(a)(ii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.
(iii)    In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iv) [No Parent Stockholder Approval], then Parent shall pay to the Company the Expenses. Any Expenses due under this Section 7.3(a)(iii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.
(b)    Termination Fee.
(i)    In the event that this Agreement is terminated by (A) the Company pursuant to Section 7.1(d)(ii) [Parent Adverse Recommendation Change] or Section 7.1(d)(iii) [Parent Material Breach of Non-Solicitation] or (B) Parent pursuant to Section 7.1(c)(iv) [Parent Superior Proposal], then Parent shall pay to the Company the Parent Termination Fee (x) in the case of clause (A), as promptly as possible (but in any event within three (3) Business Days following such termination, and (y) in the case of clause (B), prior to or concurrently with such termination.

(ii)    In the event that this Agreement is terminated by (A) Parent pursuant to Section 7.1(c)(ii) [Company Adverse Recommendation Change] or Section 7.1(c)(iii) [Company Material Breach of Non-Solicitation] or (B) the Company pursuant to Section 7.1(d)(iv) [Company Superior Proposal], then the Company shall pay to Parent the Company Termination Fee (x) in the case of clause (A), as promptly as possible (but in any event within three (3) Business Days) following such termination, and (y) in the case of clause (B), prior to or concurrently with such termination.
(iii)    In the event that (A) prior to the Company Stockholders’ Meeting, an Acquisition Proposal with respect to the Company is publicly proposed or publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) [Termination Date] or Section 7.1(b)(iii) [No Company Stockholder Approval] or by Parent pursuant to Section 7.1(c)(i) [Company Breach], and (C) concurrently with or within twelve (12) months after any such termination described in clause (B), the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to the Company (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iii)), then the Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.
(iv)    In the event that (A) prior to the Parent Stockholders’ Meeting, an Acquisition Proposal with respect to Parent is publicly proposed or publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) [Termination Date] or Section 7.1(b)(iv) [No Parent Stockholder Approval] or by the Company pursuant to Section 7.1(d)(i) [Parent Breach], and (C) concurrently with or within twelve (12) months after any such termination described in clause (B), Parent or any of the Parent Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Parent (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iv)), then Parent shall pay to the Company the Parent Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.
(v)    In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Company Stockholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) [Company Adverse Recommendation Change] or Section 7.1(c)(iii) [Company Material Breach of Non-Solicitation], then the Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.
(vi)    In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Parent Stockholder Approval shall not have been obtained and (B) the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) [Parent Adverse Recommendation Change] or Section 7.1(d)(iii) [Parent Material Breach of Non-Solicitation], then Parent shall pay to the Company the Parent

Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.
(vii)    As used in this Agreement:
(1)    “Company Termination Fee” shall mean $85,000,000.00 (eighty five million dollars).
(2)    “Expenses” shall mean reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the Merger or the other transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Affiliates; provided that (A) the aggregate amount of Expenses reimbursable to Parent under Section 7.3(a)(ii) shall not exceed $24,000,000.00 (twenty four million dollars) and (B) the aggregate amount of Expenses reimbursable to the Company under Section 7.3(a)(iii) shall not exceed $48,000,000.00 (forty eight million dollars).
(3)    “Parent Termination Fee” shall mean $170,000,000.00 (one hundred seventy million dollars).
(viii)    Upon payment of the Company Termination Fee or Parent Termination Fee, as applicable, the paying party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other party (provided that nothing herein shall release any party from liability for fraud or Willful and Material Breach). The parties acknowledge and agree that in no event shall either party be required to pay the Company Termination Fee, Parent Termination Fee or the Expenses, as applicable, on more than one occasion.
(ix)    Notwithstanding anything to the contrary contained in this Section 7.3, if the Company or Parent receives a Company Termination Fee or Parent Termination Fee, as applicable, then such Person will not be entitled to also receive a payment for the Expenses and if the Company Termination Fee or Parent Termination Fee, as applicable, is payable at such time as such Person has already received payment or concurrently receives payment in respect of the Expenses, the amount of the Expenses received by (or on behalf of) such Person shall reduce the Company Termination Fee or Parent Termination Fee, as applicable, payable to such Person.
(x)    Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Company Termination Fee, Parent Termination Fee and the Expenses, as applicable, are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  If the Company or Parent, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.
(xi)    The parties agree that (A) other than with respect to fraud or a Willful and Material Breach of any covenant, agreement or obligation by Parent or Merger Sub, the payment of the Parent Termination Fee or Expenses (including, if applicable, the amounts specified in Section 7.3(b)(x)) shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent or Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates, and in no event will any such Person or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, any loss suffered as a result of the failure of the Merger to be consummated, the termination of this Agreement, any liabilities or obligations arising under this Agreement, or any claims or actions arising out of or relating to any breach, termination, or failure of or under this Agreement, and upon payment of such amount, none of Parent or Merger Sub, or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Parent or Merger Sub of any liability or damages to the Company as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation by Parent or Merger Sub (in which case only Parent, and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach); and (B) other than with respect to fraud or a Willful and Material Breach of any covenant, agreement or obligation by the Company, the payment of the Company Termination Fee or Expenses (including, if applicable, the amounts specified in Section 7.3(b)(x)) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates, and in no event will any such Person or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, for any loss suffered as a result of the failure of the Merger to be consummated, the termination of this Agreement, any liabilities or obligations arising under this Agreement, or any claims or actions arising out of or relating to any breach, termination, or failure of or under this Agreement, and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve the Company of any liability or damages to any Parent Party as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach). In the event that the Company or Parent is entitled pursuant to this Agreement to both payment of any monetary damages (including monetary damages in respect of any fraud or Willful and Material Breach of the other parties) and payment of the Company Termination Fee, the Parent Termination Fee or Expenses, as applicable, then the Company Termination Fee, the Parent Termination Fee or Expenses to the extent paid shall reduce the damages to which such party is entitled (if any) on a dollar-for-dollar basis.

ARTICLE VIII

MISCELLANEOUS PROVISIONS
Section 8.1    Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent (with any amendment by Parent also being an effective amendment by the other Parent Party) at any time (whether before or after any required approval by the Company Stockholders or the Parent Stockholders); provided, however, that after the receipt of Company Stockholder Approval or Parent Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of the NYSE or Nasdaq requires further approval of the Company Stockholders or Parent Stockholders, as applicable, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 8.2    Waiver.
(a)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
Section 8.3    No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.
Section 8.4    Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement and the Company Disclosure Letter and Parent Disclosure Letter) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
Section 8.5    Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the federal or state courts of the State of Delaware, and each of the parties hereby irrevocably and unconditionally: (a) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts); (b) waives any objection to the laying of venue of any Proceeding in the federal or state courts of the State of Delaware; (c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any federal or state court of the State of Delaware has been brought in an improper or otherwise inconvenient forum; and (d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
Section 8.6    Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 8.7    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.
Section 8.8    No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after, and subject to the occurrence of, the Effective Time, (b) the rights of holders of Company Long-Term Incentive Awards to the treatment set forth in Section 5.6, but only from and after, and subject to the occurrence of, the Effective Time, (c) the right of the Indemnified Parties to enforce the provisions of Section 5.8 only (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Effective Time, and (d) the rights of the financing sources under Section 8.14, Parent and the Company agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 8.9    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5:00 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub:
APA Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056
Attention: Scott Grandt, Senior Vice President, Corporate Development
Email: Scott.Grandt@apachecorp.com
with a copy to:
APA Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056
Attention: P. Anthony Lannie, Executive Vice President and General Counsel
Email: Anthony.Lannie@apachecorp.com
with a copy to (which copy shall not constitute notice hereunder):
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn: Daniel A. Neff
Zachary S. Podolsky
Email: DANeff@wlrk.com
ZSPodolsky@wlrk.com
If to the Company:
Callon Petroleum Company
One Briarlake Plaza
2000 W. Sam Houston Parkway S., Suite 2000
Houston, Texas 77042
Attention: Liam Kelly
Michol L. Ecklund
Email: MEcklund@callon.com
     LKelly@callon.com
with a copy to (which copy shall not constitute notice hereunder):
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:     Sean T. Wheeler, P.C.
        Debbie P. Yee, P.C.
        Camille E. Walker
Email:     sean.wheeler@kirkland.com
        debbie.yee@kirkland.com
        camille.walker@kirkland.com
Section 8.10    Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
Section 8.11    Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 8.12    Construction.
Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:
(a)    for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;
(b)    the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;
(c)    examples are not to be construed to limit, expressly or by implication, the matter they illustrate;
(d)    the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;
(e)    all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;
(f)    the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;
(g)    a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h)    all references to prices, values or monetary amounts refer to United States dollars;
(i)    this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;
(j)    the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such article, section or subsection, or in any way affect this Agreement;
(k)    any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;
(l)    the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;
(m)    all references to a Person includes such Person’s predecessors and permitted successors and assigns;
(n)    unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;
(o)    all references to days mean calendar days unless otherwise provided; and
(p)    all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 3, 2024.
Section 8.13    Certain Definitions.
(a)    As used in this Agreement, the following terms have the following meanings:
(i)    “Acceptable Confidentiality Agreement” shall mean (A) a confidentiality agreement on terms no less favorable to the Company or Parent, as applicable, than the terms of the Confidentiality Agreement and (B) such confidentiality agreement shall not prohibit compliance by Parent or the Company, as applicable, with any of the provisions of Section 5.4 as between Parent, on the one hand, and the Company, on the other hand.
(ii)    “Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (A) direct or indirect acquisition or purchase of a business or assets that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (C) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, solely when used with respect to Parent, “Acquisition Proposal” shall exclude (x) any proposal for transactions involving Parent which are not prohibited by Section 5.5(h) and (y) proposals with respect to the matters described in Section 8.13(a)(ii) of the Parent Disclosure Letter.
(iii)    “Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act.
(iv)    “Anti-Corruption Laws” shall mean any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.
(v)    “Antitrust Law” shall mean any Law designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization, lessening of competition, or restraint of trade, including the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, and the Federal Trade Commission Act.
(vi)    “Book-Entry Common Share” shall mean each uncertificated share of Company Common Stock.
(vii)    “Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in New York or Texas are authorized or required by Law to be closed.
(viii)    “Cleanup” shall mean all actions required to be taken under or pursuant to any Environmental Law to: (A) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (B) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (D) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
(ix)    “Company Credit Agreement” shall mean that certain Amended and Restated Credit Agreement, dated as of October 19, 2022, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto, and as further amended, restated, supplemented or otherwise modified from time to time.
(x)    “Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Company Board prior to obtaining the Company Stockholder Approval. Notwithstanding the foregoing, in no event shall the following constitute a Company Intervening Event: (x) any action taken by the parties pursuant to the affirmative covenants set forth in Section 5.5, or the consequences of any such action; (y) any event, fact, circumstance, development or occurrence relating to Parent or the Parent Subsidiaries that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (z) changes in the market price or trading volume of Parent Common Stock, Company Common Stock or any other securities of Parent or the Company, or any change in the credit rating of Parent or the Company or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof, in each case of this clause (z), may constitute a Company Intervening Event).
(xi)    “Company Long-Term Incentive Awards” shall mean the Company RSUs, Company MSUs, Company CPUs, Cash SAR Awards and Company Phantom Stock Units.
(xii)    “Company Material Adverse Effect” shall mean, when used with respect to the Company and the Company Subsidiaries, (A) a material adverse effect on the ability of the Company and the Company Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred:
(1)    changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
(2)    changes in general economic conditions in the:
(A)    oil and gas exploration and production industry;
(B)    oil and gas gathering, compressing, treating, processing and transportation industry generally;
(C)    natural gas liquids fractionating and transportation industry generally;
(D)    crude oil and condensate logistics and marketing industry generally; and
(E)    natural gas marketing and trading industry generally (including in the case of each of clauses (A) through (E) changes in law after the date of this Agreement affecting such industries);
(3)    the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
(4)    any hurricane, tornado, flood, earthquake or other natural disaster;

(5)    any epidemic, pandemic or disease outbreak or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
(6)    the identity of Parent, Merger Sub, or their respective Affiliates, or any action expressly required or expressly permitted by this Agreement or taken at the express written request of or with the express prior written consent of Parent; provided that the exception in this clause (6) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b), Section 2.12(c), Section 2.13(d) or Section 2.16(g) and, to the extent related thereto, the condition set forth in Section 6.2(b);
(7)    the announcement of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b), Section 2.12(c), Section 2.13(d) or Section 2.16(g) and, to the extent related thereto, the condition set forth in Section 6.2(b);
(8)    any change in the market price or trading volume of the common stock of the Company (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);
(9)    any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);
(10)    any downgrade in rating of any Indebtedness or debt securities of the Company or any of the Company Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);
(11)    changes in any Laws or regulations applicable to the Company or any of the Company Subsidiaries or their respective assets or operations after the date of this Agreement;
(12)    changes in applicable accounting regulations or the interpretations thereof after the date of this Agreement;

(13)    any Legal Proceedings commenced by any stockholder of the Company (on its own behalf or on behalf of the Company) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby; and
(14)    any Legal Proceeding commenced after the date hereof under antitrust Law in relation to the transactions contemplated hereby and any Regulatory Remedy;
provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5), (11) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate.
(xiii)    “Company RSU” shall mean a restricted stock unit granted pursuant to the Company Stock Plans that vests solely on the basis of time.
(xiv)    “Company Stock Plans” shall mean (i) the Callon Petroleum Company Amended and Restated 2018 Omnibus Incentive Plan, (ii) the Callon Petroleum Company 2020 Omnibus Incentive Plan, (iii) the Amended and Restated 2017 Incentive Plan of Carrizo Oil & Gas, Inc., and (iv) the Carrizo Oil & Gas, Inc. Cash-Settled Stock Appreciation Rights Plan, in each case, as amended or supplemented from time to time.
(xv)    “Company Warrants” shall mean the warrants issued pursuant to that certain Warrant Agreement, dated as of December 20, 2019, between the Company and American Stock Transfer And Trust Company, LLC, as warrant agent.
(xvi)    “Contract” shall mean any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Company Benefit Plan.
(xvii)    “Derivative Product” shall mean each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
(xviii)    “DTC” means The Depositary Trust Company.
(xix)    “Economic Sanctions/Trade Laws” shall mean all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (A) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) any U.S. sanctions related to or administered by the U.S. Department of State and (C) any sanctions measures or embargoes imposed by the United Nations Security Council, His Majesty’s Treasury or the European Union and enforced by its member states.
(xx)    “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
(xxi)    “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
(xxii)    “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
(xxiii)    “Environmental Claim” shall mean any claim, action, cause of action, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or Parent, or (B) any violation, or alleged violation, of any Environmental Law or environmental Permits required under Environmental Law.
(xxiv)    “Environmental Law” shall mean any applicable Law that relates to (A) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure to Hazardous Materials); or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials.
(xxv)    “Excluded Information” means (a) any description of post-Effective Time capital structure, including descriptions of indebtedness or equity or ownership of Parent or the Company or any of their respective affiliates, (b) any description of any financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a bank financing or high yield debt securities, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) any information regarding any post-Effective Time or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information or pro forma financial statements, (d) risk factors relating to all or any component of any financing, (e) financial statements or information required by Rule 3-09,3-10 or 3-16, 13.01 or 13.02 of Regulation S-X, any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (f) separate subsidiary financial statements, (g) projections and (h) “segment” financial information.
(xxvi)    “executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.
(xxvii)    “GAAP” shall mean generally accepted accounting principles, as in effect in the United States of America.
(xxviii)    “Governmental Entity” shall mean any federal, state, tribal, municipal, local or foreign government or any instrumentality, subdivision, court, arbitral body (public or private), administrative agency or commission or quasi-governmental agency or other authority thereof.
(xxix)     “Hazardous Materials” shall mean any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning pursuant to any Environmental Law, including Hydrocarbons and any hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and any similar term used in any similar state authority.
(xxx)    “Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
(xxxi)    “Indebtedness” of any Person shall mean:
(A)    indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;
(B)    obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;
(C)    obligations of such Person in respect of letters of credit, bank guarantees or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;
(D)    obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;
(E)    payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;
(F)    obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;
(G)    obligations of such Person under any Derivative Product;
(H)    obligations pursuant to securitization or factoring programs or arrangements; and
(I)    indebtedness of others as described in the foregoing clauses (A) through (H) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable;
but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
(xxxii)    “Indentures” means, collectively, (i) the Indenture, dated as of June 7, 2018, among the Company, the guarantors party thereto from time to time and U.S. Bank National Association, a national banking association, as trustee (as amended or supplemented from time to time, the “2026 Notes Indenture”), (ii) the Indenture, dated as of July 6, 2021, among the Company, the guarantors party thereto from time to time and U.S. Bank National Association, a national banking association, as trustee (as amended or supplemented from time to time, the “2028 Notes Indenture”), and (iii) the Indenture, dated as of June 24, 2022, among the Company, the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, a national banking association, as trustee (as amended or supplemented from time to time, the “2030 Notes Indenture”).
(xxxiii)    “Intellectual Property” shall mean all intellectual property rights recognized throughout the world, including all U.S. and foreign (A) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (C) copyrights and copyrightable subject matter, (D) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (E) trade secrets and other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, (F) all applications and registrations for the foregoing, and (G) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present, and future infringement, misappropriation, or other violation of any of the foregoing.

(xxxiv)    “Knowledge” with respect to any party hereto shall mean the actual knowledge (after reasonable inquiry of their direct reports) of, with respect to the Company, the individuals set forth on Section 8.13(a)(xxxiv) of the Company Disclosure Letter and, with respect to Parent, the individuals set forth on Section 8.13(a)(xxxiv) of the Parent Disclosure Letter.
(xxxv)    “Law” shall mean any applicable federal, state, local, municipal, foreign or other law, act, Order, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case, as amended unless expressly specified otherwise.
(xxxvi)    “Legal Proceeding” shall mean any action, suit, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Person or any arbitrator or arbitration panel, or any union, or other labor organization.
(xxxvii)    “made available to the Company” shall mean that such information, document, or material was: (i) included in the Parent SEC Documents and publicly available on the EDGAR database at least twenty-four (24) hours prior to the execution of this Agreement; (ii) made available for review by the Company prior to the execution of this Agreement in the virtual “data room” maintained by Parent in connection with this Agreement; or (iii) provided by Parent via email to the Company prior to the execution of this Agreement.
(xxxviii)    “made available to Parent” means that such information, document, or material was: (i) included in the Company SEC Documents and publicly available on the EDGAR database at least twenty-four (24) hours prior to the execution of this Agreement; (ii) made available for review by the Company prior to the execution of this Agreement in the virtual “data room” maintained by the Company in connection with this Agreement; or (iii) provided by the Company via email to Parent prior to the execution of this Agreement.
(xxxix)    “Mineral Interests” shall mean any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.
(xl)    “Money-Laundering Laws” shall mean any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where the Company or Parent, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.
(xli)    “Oil and Gas Leases” shall mean, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.
(xlii)    “Oil and Gas Properties” shall mean (A) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (B) all Wells located on or producing from any of the Oil and Gas Leases, Units, or Mineral Interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof), (C) all surface interests, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (D) all interests in machinery, equipment (including Well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property used, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (E) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
(xliii)    “Order” shall mean any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.
(xliv)    “Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Parent Board prior to obtaining the Parent Stockholder Approval. Notwithstanding the foregoing, in no event shall the following constitute a Parent Intervening Event: (x) any action taken by the parties pursuant to the affirmative covenants set forth in Section 5.5, or the consequences of any such action; (y) any event, fact, circumstance, development or occurrence relating to the Company or the Company Subsidiaries that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (z) changes in the market price or trading volume of Parent Common Stock, Company Common Stock or any other securities of Parent or the Company, or any change in credit rating of Parent or the Company or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof, in each case of this clause (z), may constitute a Parent Intervening Event).
(xlv)    “Parent Material Adverse Effect” shall mean, when used with respect to Parent and the Parent Subsidiaries, (A) a material adverse effect on the ability of Parent and the Parent Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Parent Material Adverse Effect has occurred:
(1)    changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
(2)    changes in general economic conditions in the:
(A)    oil and gas exploration and production industry;
(B)    oil and gas gathering, compressing, treating, processing and transportation industry generally;
(C)    natural gas liquids fractionating and transportation industry generally;
(D)    crude oil and condensate logistics and marketing industry generally; and
(E)    natural gas marketing and trading industry generally (including in the case of each of clauses (A) through (E) changes in law after the date of this Agreement affecting such industries);
(3)    the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
(4)    any hurricane, tornado, flood, earthquake or other natural disaster;
(5)    any epidemic, pandemic or disease outbreak or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
(6)    the identity of the Company and its respective Affiliates, or any action expressly required or expressly permitted by this Agreement or taken at the express written request of or with the express prior written consent of the Company; provided that the exception in this clause (6) shall not apply to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(7)    the announcement of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);
(8)    any change in the market price or trading volume of the common stock of Parent (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);
(9)    any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);
(10)    any downgrade in rating of any Indebtedness or debt securities of Parent or any of the Parent Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);
(11)    changes in any Laws or regulations applicable to Parent or any of the Parent Subsidiaries or their respective assets or operations after the date of this Agreement;
(12)    changes in applicable accounting regulations or the interpretations thereof after the date of this Agreement;
(13)    any Legal Proceedings commenced by any stockholder of Parent (on its own behalf or on behalf of Parent) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby;
(14)    any Legal Proceeding commenced after the date hereof under antitrust Law in relation to the transactions contemplated hereby and any Regulatory Remedy; and
(15)    the matters set forth in Section 8.13(a)(xlv) of the Parent Disclosure Letter.
provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5), (11) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate.
(xlvi)    “Permit” shall mean any franchise, authorization, license, registration, permit, easement, variance, exception, consent, certificate, clearance, or approval issued or otherwise granted by any Governmental Entity.
(xlvii)    “Permitted Encumbrance” shall mean:
(A)    preferential purchase rights, rights of first refusal, and purchase options granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents that are customary for the oil and gas industry and were granted in the ordinary course of business consistent with past practice and, in each case, either (i) set forth on Section 2.10(b) of the Company Disclosure Letter or (ii) would not become operative or be required by the Company, Parent or any of their Affiliates as a result of the transactions contemplated by this Agreement (whether or not set forth on Section 2.10(b) of the Company Disclosure Letter);
(B)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or that are being contested in good faith and, in each case, for which adequate reserves, in accordance with GAAP, are reflected in the Company Balance Sheet or the Parent Balance Sheet, as applicable;
(C)    lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company Reserve Report or Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(D)    (1) contractual or statutory Encumbrances securing obligations for labor, services, materials and supplies furnished to Mineral Interests, (2) Encumbrances on pipeline or pipeline facilities which arise out of operation of Law, or (3) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (1), (2) or (3), such Encumbrance (x) secures obligations that are not Indebtedness and are not delinquent and (y) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(E)    Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;
(F)    customary Encumbrances for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;
(G)    such Encumbrances as (1) Parent (in the case of Encumbrances with respect to properties or assets of the Company or any of the Company Subsidiaries) may have expressly waived in writing or (2) the Company (in the case of Encumbrances with respect to properties or assets of Parent or any of the Parent Subsidiaries) may have expressly waived in writing;
(H)    all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Company Owned Real Property or Parent Owned Real Property, as applicable, or the properties of the Company or Parent or any of their respective Subsidiaries, as applicable, that are of record and customarily granted in the oil and gas industry and (1) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (2) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(I)    rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their Subsidiaries’ properties or assets in any manner that are customary for the oil and gas industry;
(J)    with respect to the Company Real Property or Parent Real Property, as applicable, but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Company Real Property or Parent Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected; and

(K)    nonexclusive licenses with respect to Intellectual Property in the ordinary course of business.
(xlviii)    “Person” shall mean any individual, Entity or Governmental Entity.
(xlix)    “Production Burdens” shall mean all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, any Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.
(l)    “Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, seeping, dumping or disposing of Hazardous Materials into the environment.
(li)    “Sanctions Target” shall mean (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, Russia, Belarus, the Crimea region and the so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine, and North Korea; (B) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity fifty percent (50%) or more owned or controlled by a country or territory identified in clause (A) or Person in clause (B) above.
(lii)    “Senior Notes” means, collectively, (i) the 6.375% Senior Notes due 2026 issued pursuant to the 2026 Notes Indenture, (ii) the 8.00% Senior Notes due 2028 issued pursuant to the 2028 Notes Indenture, and (iii) the 7.500% Senior Notes due 2030 issued pursuant to the 2030 Notes Indenture.
(liii)    “Subsidiary” of any Person shall mean (A) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (B) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (C) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (D) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(liv)    “Superior Proposal” shall mean, with respect to a party hereto, any bona fide written Acquisition Proposal that is not solicited in breach of this Agreement and is made after the date of this Agreement with respect to such party (with references in the definition thereof to “fifteen percent (15%) or more” being deemed to be replaced with references to “all or substantially all”), in each case on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be (x) more favorable to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 5.4 and (y) reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal, and other aspects of such proposal.
(lv)    “Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws.
(lvi)    “Tax Return” shall mean any return, declaration, statement, report, filing or other document (including any schedules or attachments thereto and any amendments thereof) filed or required to be filed with any Taxing Authority with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.
(lvii)    “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes and similar charges, fees and assessments (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added
(lviii)    “Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.
(lix)    “Treasury Regulations” shall mean the regulations promulgated under the Code.
(lx)    “Unit” shall mean each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil or Gas Leases or other Oil and Gas Properties.
(lxi)    “Wells” shall mean Hydrocarbon wells, CO2 wells, saltwater disposal wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of the Company or Parent, as applicable, or any of their Subsidiaries.

(lxii)    “Willful and Material Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.
Section 8.14    Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Legal Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any sources of financing used to pay amounts required under Section 5.15, arising out of or relating to, this Agreement or any of the agreements entered into in connection with any such financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Legal Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflict of laws principles that would result in the application of the laws of another state), except as otherwise provided in any other applicable definitive document relating to any such financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any financing source in any way arising out of or relating to, this Agreement, any such financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, the Company Subsidiaries or the Company’s controlled Affiliates in any such Legal Proceeding or proceeding shall be effective if notice is given in accordance with Section 8.9, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Legal Proceeding brought against any such financing sources in any way arising out of or relating to, this Agreement, any such financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that no financing source will have any liability to the Company or any Company Subsidiary or any of their respective Affiliates or Representatives (in each case, other than Parent or the Parent Subsidiaries) relating to or arising out of this Agreement, any such financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that any financing source is an express third party beneficiary of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements of this Section 8.14 (and such provisions shall not be amended in any way adverse to any such financing source without its prior written consent) (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (i) nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any financing source’s obligations to Parent or the rights of the Company and the Company Subsidiaries against any such financing source with regard to any financing contemplated hereby following the Closing Date and (ii) the Parent agrees and confirms that its obligations under this Agreement are in no way subject to or conditioned upon obtaining any financing.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
APA CORPORATION
By:     /s/ John J. Christmann IV
    Name: John J. Christmann IV
    Title: Chief Executive Officer and
President
ASTRO COMET MERGER SUB CORP.
By:     /s/ John J. Christmann IV
    Name: John J. Christmann IV
    Title: Chief Executive Officer and
President

Signature Page to
Agreement and Plan of Merger

CALLON PETROLEUM COMPANY
By:      /s/ Joseph C. Gatto, Jr.
    Name: Joseph C. Gatto, Jr.
    Title: President and CEO

Signature Page to
Agreement and Plan of Merger

ANNEX I

INDEX OF DEFINED TERMS

Term	Section No.

2024 Annual Bonuses	5.7(d)
2028 Notes Indenture	8.13(a)(xxxii)
Acceptable Confidentiality Agreement	8.13(a)(i)
Acquisition Proposal	8.13(a)(ii)
Affiliate	8.13(a)(iii)
Agreement	Preamble
Anti-Corruption Laws	8.13(a)(iv)
Antitrust Law	8.13(a)(v)
Book-Entry Common Share	8.13(a)(vi)
Business Day	8.13(a)(vii)
Cash SAR Award	5.6
Certificate of Merger	1.1
Cleanup	8.13(a)(viii)
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.7(e)
Company Acquisition Agreement	5.4(a)
Company Adverse Recommendation Change	5.4(b)
Company Balance Sheet	2.6(b)
Company Balance Sheet Date	2.6(b)
Company Benefit Plan	2.12(a)
Company Board	Recitals
Company Budget	4.1(a)
Company Common Stock	1.6(a)(i)
Company Common Stock Trust	1.8(f)(ii)
Company CPU	5.6(c)
Company Credit Agreement	8.13(a)(ix)
Company Designee	5.18
Company Disclosure Letter	Article II
Company ERISA Affiliate	2.12(a)
Company Indebtedness Payoff Amount	5.15(a)
Company Intervening Event	8.13(a)(x)
Company IP	2.17(a)
Company Leased Real Property	2.16(c)
Company Long-Term Incentive Awards	8.13(a)(xi)
ANNEX I - 97

Company Material Adverse Effect	8.13(a)(xii)
Company Material Contracts	2.10(c)
Company MSU	5.6(b)
Company Notice	5.4(b)
Company Notice of Change	5.4(c)
Company Organizational Documents	2.1(c)
Company Owned Real Property	2.16(c)
Company Permits	2.9(b)
Company Phantom Stock Unit	5.6(e)
Company Preferred Stock	2.4(a)
Company Real Property	2.16(c)
Company Real Property Lease	2.16(c)
Company Recommendation	Recitals
Company Reserve Report	2.14
Company Risk Policies	2.6(e)
Company RSU	8.13(a)(xiii)
Company SEC Documents	2.6(a)
Company Stock Certificate	1.7
Company Stock Plans	8.13(a)(xiv)
Company Warrants	8.13(a)(xv)
Company Stockholder Approval	2.3
Company Stockholders	Recitals
Company Stockholders’ Meeting	5.3(a)
Company Subsidiaries	2.4(a)
Company Termination Fee	7.3(b)(vii)(1)
Confidentiality Agreement	5.1(b)
Continuation Period	5.7(a)
Continuing Employee	5.7(a)
Contract	8.13(a)(xvi)
Converted Cash SAR Award	5.6(d)
Converted RSU	5.6(a)(ii)
D&M	2.14
D&O Insurance	5.8(c)
Delisting Period	5.10(b)
Derivative Product	8.13(a)(xvii)
DGCL	Recitals
DTC	8.13(a)(xviii)
Economic Sanctions/Trade Laws	8.13(a)(xix)
EDGAR	8.13(a)(xx)
Effective Time	1.1
Encumbrance	8.13(a)(xxi)
ANNEX I - 98

Enforceability Exceptions	2.2(c)
Entity	8.13(a)(xxii)
Environmental Claim	8.13(a)(xxiii)
Environmental Law	8.13(a)(xxiv)
ERISA	2.12(a)
Exchange Act	2.5(a)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
Exchange Ratio	1.6(a)
Excluded Information	8.13(a)(xxv)
Excluded Shares	1.6(a)(i)
executive officers	8.13(a)(xxvi)
Expenses	7.3(b)(vii)(2)
GAAP	8.13(a)(xxvii)
Government Official	2.25(a)
Governmental Entity	8.13(a)(xxviii)
Hazardous Materials	8.13(a)(xxix)
HSR Act	2.5(a)
Hydrocarbons	8.13(a)(xxx)
Indebtedness	8.13(a)(xxxi)
Indemnified Parties	5.8(a)
Indentures	8.13(a)(xxxii)
Intellectual Property	8.13(a)(xxxiii)
IT	2.17(b)
Joint Proxy Statement	5.2(a)
Knowledge	8.13(a)(xxxiv)
Labor Agreements	2.12(e)
Law	8.13(a)(xxxiv)
Legal Proceeding	8.13(a)(xxxvi)
Licensed IP	2.17(a)
made available to the Company	8.13(a)(xxxvii)
made available to Parent	8.13(a)(xxxviii)
Merger	Recitals
Merger Consideration	1.6(a)
Merger Sub	Preamble
Mineral Interests	8.13(a)(xxxix)
Money-Laundering Laws	8.13(a)(xl)
Nasdaq	1.8(f)
New Plans	5.7(b)
NYSE	2.5(a)
OFAC	8.13(a)(xix)
ANNEX I - 99

Oil and Gas Leases	8.13(a)(xli)
Oil and Gas Properties	8.13(a)(xlii)
Old Plans	5.7(b)
Order	8.13(a)(xliii)
Parent	Preamble
Parent 401(k) Plan	5.7(e)
Parent Acquisition Agreement	5.4(d)
Parent Adverse Recommendation Change	5.4(e)
Parent Balance Sheet	3.6(b)
Parent Balance Sheet Date	3.6(b)
Parent Board	Recitals
Parent Common Stock	1.6(a)(ii)
Parent Consent	Recitals
Parent Disclosure Letter	Article III
Parent Excess Shares	1.8(f)
Parent Intervening Event	8.13(a)(xliv)
Parent Leased Real Property	3.12(c)
Parent Material Adverse Effect	8.13(a)(xlv)
Parent Notice	5.4(e)
Parent Notice of Change	5.4(f)
Parent Organizational Documents	3.1(b)
Parent Owned Real Property	3.12(c)
Parent Parties	Preamble
Parent Permits	3.9(b)
Parent Preferred Stock	3.4(a)
Parent Proposal	3.3
Parent Real Property	3.12(c)
Parent Real Property Lease	3.12(c)
Parent Recommendation	Recitals
Parent Reserve Report	3.12(a)
Parent SEC Documents	3.6(a)
Parent Stock Plans	3.4(a)
Parent Stockholder Approval	3.3
Parent Stockholders	Recitals
Parent Stockholders’ Meeting	5.3(b)
Parent Subsidiaries	2.5(b)
Parent Termination Fee	7.3(b)(vii)(3)
Payoff Letter	5.15(a)
Permit	8.13(a)(xlvi)
Permitted Encumbrance	8.13(a)(xlvii)
Person	8.13(a)(xlviii)
ANNEX I - 100

Post-Closing SEC Reports	5.10(b)
Pre-Closing Period	4.1(a)
Proceeding	8.5
Production Burdens	8.13(a)(xlix)
Regulatory Remedy	5.5(f)
Release	8.13(a)(l)
Reorganization Treatment	Recitals
Representatives	5.1(a)
Sanctions Target	8.13(a)(li)
SEC	2.6(a)
Securities Act	2.6(a)
Senior Notes	8.13(a)(lii)
Software	8.13(a)(xxxiii)
SOX	2.6(a)
Stock Issuance	Recitals
Subsidiary	8.13(a)(liii)
Superior Proposal	8.13(a)(liv)
Surviving Corporation	Recitals
Takeover Laws	8.13(a)(lv)
Tax Return	8.13(a)(lvi)
Taxes	8.13(a)(lvii)
Taxing Authority	8.13(a)(lviii)
Termination Date	7.1(b)(i)
Treasury Regulations	8.13(a)(lix)
Unit	8.13(a)(lx)
Unvested Company RSU	5.6(a)(ii)
Wells	8.13(a)(lxi)
Willful and Material Breach	8.13(a)(lxii)

ANNEX I - 101